Filed Pursuant to Rule 424(b)(3)

Registration No. 333-115886

PROSPECTUS

$265,212,000

ZERO COUPON SENIOR CONVERTIBLE CONTINGENT DEBT SECURITIESSM (CODESSM) DUE 2024 AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE CODES

We, Greater Bay Bancorp, issued the CODES in a private placement in March 2004 at an issue price of $904.95 per CODES (90.5% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their CODES and the shares of our common stock issuable upon conversion of their CODES. We will not pay interest on the CODES prior to maturity unless contingent interest or additional interest becomes payable or we elect to convert the CODES to semi-annual coupon notes upon the occurrence of a tax event. On March 23, 2024, a holder is entitled to receive $1,000 per CODES. The issue price of each CODES represents a yield to maturity of 0.50% per annum calculated from March 23, 2004, if no contingent interest is paid. The CODES will rank equal in right of payment to all of our existing and future senior unsecured indebtedness.

We will not receive any of the proceeds from the sale of the CODES or the shares of common stock by any of the selling securityholders. The CODES and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on The Nasdaq Stock Market. See “Plan of Distribution.” The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any CODES or shares of common stock as principals, any profits received by those broker-dealers on the resale of the CODES or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

Investing in the CODES involves risks. See “ Risk Factors” beginning on page 10.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 10, 2004

ABOUT THIS PROSPECTUS

This prospectus constitutes part of a registration statement on Form S-3 that we filed with the SEC through what is known as the shelf registration process. Under this process, any selling securityholder may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. A prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, that information or representations must not be relied upon as having been authorized by Greater Bay. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Greater Bay since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of Greater Bay Bancorp and the securities. For more complete information on Greater Bay Bancorp and our consolidated financial statements, and a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read this prospectus, the relevant prospectus supplement, if any, and the documents referred to in “Where You Can Find More Information.”

Greater Bay Bancorp

Greater Bay Bancorp is a leading independent regional community financial services holding company headquartered in Northern California. Following the February 1, 2004 merger of ten of our bank subsidiaries into Greater Bay Bank, National Association (formerly Mid-Peninsula Bank) (“Greater Bay Bank”), we now have one bank subsidiary, Greater Bay Bank, and one commercial insurance brokerage subsidiary, ABD Insurance and Financial Services (“ABD”).

Greater Bay Bank conducts business through the following operating divisions: Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Commercial Bank, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank, Peninsula Bank of Commerce, San Jose National Bank, CAPCO, Greater Bay Bank Contra Costa Region, Greater Bay Bank Fremont Region, Greater Bay Bank Carmel, Greater Bay Bank Marin, Greater Bay Bank SBA Lending Group, Greater Bay Capital, Greater Bay Corporate Finance Group, Greater Bay International Banking Division, Greater Bay Trust Company, The Matsco Companies (“Matsco”), Pacific Business Funding and the Venture Banking Group.

We provide a wide range of commercial banking and financial services to small and medium-sized businesses, property managers, business executives, real estate developers, professionals and other individuals. We operate community banking offices throughout the San Francisco Bay Area including the Silicon Valley, San Francisco and the San Francisco Peninsula, the East Bay, Santa Cruz, Marin, Monterey and Sonoma Counties. ABD provides commercial insurance brokerage, employee benefits consulting and risk management solutions to business clients throughout the United States. We also own a broker-dealer which executes mutual fund transactions on behalf of our clients’ employee benefit plans. CAPCO office is located in Bellevue, Washington and it operates in the Pacific Northwest. Greater Bay Capital finances equipment leases and is located in Chicago, Illinois. Matsco markets its dental and veterinarian financing services nationally.

At June 30, 2004, we had total assets of $7.6 billion, total loans, net, of $4.3 billion and total deposits of $5.3 billion.

Our Goals

We strive toward six primary goals. These goals are:

•	High Credit Quality. We strive to maintain high credit quality through the establishment and enforcement of stringent underwriting guidelines and active management of impaired and non-performing assets. During periods of economic weakness, we tighten our underwriting standards and act with more aggressive management of non-accrual loans in response to increased risk in our loan portfolio.

•	Core Deposit Growth. We strive to expand our deposit franchise internally through market penetration and cross-selling as part of our relationship banking model.

•	Net Interest Margin. We strive to manage our allocation of assets and liabilities to take advantage of anticipated changes in interest rates without putting either our future earnings or the market value of our portfolio equity at risk from unanticipated interest rate changes. Though declining rates have resulted in margin compression, we have eased the compression with our interest rate risk mitigation strategy and client relationship pricing initiatives.

•	Non-interest Income. We intend to increase the percentage of our total revenue derived from fee income. As a result primarily of the ABD acquisition in March 2002, our non-interest income as a percentage of revenues has increased from 12.7% during 2001 to 31.4% during 2002 to 36.5% during 2003.

•	Efficiency. We continue to actively manage our efficiency ratio by reducing expenses and increasing individual productivity while ensuring that quality client service levels are maintained.

•	Relationship Management. As a market differentiator, we believe that the close relationship with a knowledgeable banker who has the expertise and authority to make client decisions appeals to business owners, managers and executives who demand a greater level of service. This value proposition continues to benefit our clients and our shareholders.

Regional Community Banking Philosophy

In order to meet the demands of the increasingly competitive banking and financial services industries, we operate under a “Regional Community Banking Philosophy.” Our Regional Community Banking Philosophy is based on our belief that banking clients value doing business with locally managed banking offices that can provide a full service commercial banking relationship through an understanding of the clients’ financial needs and the flexibility to deliver customized solutions through our menu of products and services. We also believe that banks which become part of Greater Bay Bancorp and implement our Regional Community Banking Philosophy are better able to build successful client relationships from having local autonomy and flexibility in serving client needs, while receiving cost effective centralized administrative support services.

Our community banking offices, through our relationship managers, have established strong reputations and client followings in their market areas through attention to client service and an understanding of client needs. The primary focus for our relationship managers is to cultivate and nurture their client relationships. Relationship managers are assigned to each borrowing client to provide continuity in the relationship. This emphasis on personalized relationships requires that all of the relationship managers maintain close ties to the communities in which they serve, so they are able to capitalize on their efforts through expanded business opportunities.

While client service decisions and day-to-day operations are managed locally, the banking offices benefit from a centralized source of specialized client services, such as business cash management, international trade finance services and business insurance products. In addition, the banking offices benefit from centralized administrative functions, including support in credit policy formulation and review, investment management, data processing, accounting, loan servicing and other specialized support functions. All of these centralized services are designed to enhance the ability of the relationship managers to expand their client relationship base.

Corporate Growth Strategy

Our primary objective is to become a preeminent independent financial services company by focusing on increasing our market share within the communities we serve through continued internal growth and strategic acquisitions.

Greater Bay Bancorp’s Family of Companies

We are organized along business segments, namely: community banking, specialty finance, trust services and insurance brokerage services. We have aggregated 18 operating divisions into the community banking business segment. We have aggregated five operating divisions into the specialty finance business segment. Our trust services business segment consists of a single operating division, Greater Bay Trust Company. Our insurance brokerage services business segment consists of a single operating division, ABD, our insurance brokerage subsidiary. The services that our business segments provide are described further below.

Community Banking

We provide a wide range of commercial banking and financial services to small and medium-sized businesses, real estate developers and property managers, business executives, professionals and other individuals.

Greater Bay Bank engages in the full complement of lending activities, including commercial, real estate and consumer loans. The Bank provides commercial loans for working capital and business expansion to small and medium-sized businesses with annual revenues generally in the range of $1.0 million to $100.0 million. We also offer international letters of credit and trade financing.

Greater Bay Bank offers a wide range of deposit products, including personal and business checking and savings accounts, time deposits and individual retirement accounts. Greater Bay Bank also offers a wide range of specialized services designed to attract and service the needs of clients and include cash management and international trade finance services for business clients, traveler’s checks, safe deposit and MasterCard and Visa merchant deposit services.

Specialty Finance

We provide an array of specialty finance products including loans to smaller businesses on which the Small Business Administration (“SBA”) generally provides guarantees, asset-based lending and accounts receivable factoring, loans and lease products tailored to the dental and veterinary health professions and capital lease equipment financing.

Trust Services

Through the Greater Bay Trust Company, a division of Greater Bay Bank, we provide trust services to support the trust needs of Greater Bay Bank’s business and private banking clients. These services include, but are not limited to, custodial, investment management, estate planning resources and employee benefit plan services.

Insurance Brokerage Services

ABD is a commercial insurance brokerage and employee benefits consulting firm with offices located in California, Washington and Nevada, and clients throughout the United States. ABD is engaged in selling commercial, personal property, casualty, employee benefits, life and retirement insurance products and providing consulting services to consumers of those products, enabling their clients to strengthen their risk management programs. At December 31, 2003, ABD had over $1.7 billion of insurance premiums serviced and $117.5 million in gross revenues for the year ended December 31, 2003.

Market Area

Greater Bay Bank concentrates on marketing its services to small and medium-sized businesses, professionals and individuals in Alameda, Contra Costa, Marin, Monterey, Santa Clara, San Francisco, San Mateo, Santa Cruz, and Sonoma Counties.

We market our dental and veterinarian financing services nationally through our Matsco division. At December 31, 2003, approximately $567.7 million of Matsco’s outstanding loans and leases were with borrowers located outside of California. Those loans and leases are distributed throughout the United States, with the largest volume originating in Florida, where Matsco has outstanding loans and leases totaling approximately $48.9 million. Our asset-based lending services are marketed through our offices in California and Bellevue, Washington, which covers the Pacific Northwest.

ABD provides commercial insurance brokerage, employee benefits consulting and risk management solutions to business clients throughout the United States.

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Our principal executive offices are located at 2860 West Bayshore Road, Palo Alto, California, 94303, and our telephone number is (650) 813-8200. Our Web site is www.gbbk.com. None of the information on or hyperlinked from our website is part of this prospectus.

The Offering

Issuer	Greater Bay Bancorp

Seller	One or more selling securityholders, for more information, see “Selling Securityholders.” We are not selling any of the securities.

Securities Offered

Up to $265,212,000 aggregate principal amount at maturity of Zero Coupon Senior Convertible Contingent Debt Securities (“CODES”) due March 23, 2024. We will not pay interest on the CODES prior to maturity unless contingent interest or additional interest becomes payable or we exercise our option to convert the CODES to semi-annual coupon notes upon the occurrence of a tax event.

Maturity Date	March 23, 2024.

Yield to Maturity of CODES	0.50% per annum, computed on a semiannual bond equivalent basis, calculated from March 23, 2004 excluding any contingent interest and additional interest.

Ranking

The CODES are senior unsecured obligations of Greater Bay Bancorp (as a stand alone entity) and rank equal in right of payment with all existing and future senior unsecured indebtedness of Greater Bay Bancorp. As of June 30, 2004, Greater Bay Bancorp had approximately $388.1 million of senior debt outstanding including these CODES. As of June 30, 2004, our subsidiaries had approximately $724.3 million of total borrowings and $5.3 billion of deposit liabilities.

Contingent Interest

We will pay contingent interest to the holders of CODES during any six-month period commencing on March 23, 2009 if the average trading price (as described elsewhere in this prospectus) of the CODES for the five trading days ending on the second trading day immediately preceding the beginning of the six-month period equals 120% or more of the sum of the issue price and accreted issue discount for such CODES to the day immediately preceding the relevant six-month period.

The rate of contingent interest payable in respect of any six-month period will equal 0.30% of the average trading price of the CODES over the measuring period triggering the contingent interest payment.

Issue discount will continue to accrete at 0.50% per annum whether or not contingent interest is paid. Contingent interest will be computed on the basis of the actual number of days for which contingent interest is payable in the relevant interest period, divided by 360.

Conversion Rights	A holder may convert CODES into shares of our common stock prior to stated maturity under any of the following circumstances:

•	during any fiscal quarter, if the sale price of our common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding fiscal quarter is more than 120% of the accreted conversion price on that 30th trading day;

•	during the five business-day period following any 10 consecutive trading-day period in which the average trading price of the CODES, as determined following a request from a holder to make a determination, for that 10 trading-day period was less than 98% of the average conversion value (as described elsewhere in this prospectus) for the CODES during that period, subject to certain limitations;

•	during any period following the 30th day after the initial issuance of the CODES in which the credit rating assigned to the CODES by either Moody’s or Standard & Poor’s is below Ba3 and BB-, respectively, in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither rating agency is rating the CODES or providing ratings services coverage to us;

•	if the CODES have been called for redemption; or

•	upon the occurrence of specified corporate transactions described under “Description of the CODES—Conversion Rights.”

For each $1,000 principal amount at maturity of CODES surrendered for conversion, the holder initially will receive 23.7582 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accreted issue discount. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided that we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward of if we have called the CODES for redemption. As a result of the quarterly dividend declared by our Board of Directors to our common stock shareholders of record on April 5, 2004, we are carrying forward an adjustment to the conversion rate which will result in a new conversion rate of 23.7644 shares per $1,000 principal amount at maturity of CODES at the time such adjustment is required to be made. Upon conversion, the holder will not receive any cash payment representing accreted issue discount. Instead, accreted issue discount will be deemed paid by the shares of common stock received by the holder of CODES on conversion.

Upon conversion, we will have the right to deliver to holders, at our option, cash or shares of our common stock. See “Description of the CODES—Conversion Rights.”

The following table provides examples of how the conversion trigger works based on the sale price of our common stock using hypothetical scenarios.

Closing Price of Our Common Stock (1)	Accreted Conversion Price of CODES (2)	Convertible in Subsequent Fiscal Quarter (3)
$30.00	$38.09	No
$35.00	$38.09	No
$40.00	$38.09	No
$45.00	$38.09	No
$50.00	$38.09	Yes

(1)	This number represents a hypothetical closing price of our common stock for a period of 20 trading days in the period of 30 consecutive trading days in any preceding fiscal quarter ending on the last day of that period. As of September 8, 2004, the closing sale price of our common stock was $29.37 per share.

(2)	Accreted conversion price equals the quotient of the issue price of the CODES plus the accreted issue discount to the CODES divided by the number of shares of common stock issuable upon conversion of the CODES on the 30th trading day described in (1). For this illustration, we have assumed the issue price of the CODES plus accreted issue discount is equal to $904.95, the original issue price of the CODES. We have also assumed, for this example, that the number of shares of common stock issued upon conversion of the CODES is equal to 23.7582, the number of shares of common stock which the CODES originally could be converted into. As the CODES accrete, there is a related accretion for both the accreted conversion price of the CODES and the price of our common stock which triggers convertibility.

(3)	The CODES are convertible into our common stock if the closing price of our common stock for the 20 day period described in (1) exceeds 120% of the accreted conversion price per CODES on that 30th trading day.

The following table provides examples of how the conversion trigger works based on the average trading price of the CODES:

Average Trading Price of CODES (1)	Average Conversion Value (2)	Convertible (3)
$900.00	$697.78	No
$800.00	$697.78	No
$700.00	$697.78	No
$600.00	$697.78	Yes

(1)	This number represents a hypothetical average trading price of the CODES in any 10 consecutive day trading period. On September 8, 2004, the closing bid price of our CODES was $908.75.

(2)	The average conversion value is equal to the sum of the conversion values for each trading day in the relevant trading day period (the product of the closing price of our common stock on any given day multiplied by the then conversion rate) divided by the number of trading days in the trading day period described in (1). For this illustration, we have assumed an average closing price of our common stock of $29.37 during the measurement period, which was the closing price of our common stock on September 8, 2004, and that the CODES are convertible into 23.7582 shares of common stock, which is the number of shares of common stock which the CODES could originally be converted into.

(3)	The CODES are convertible into our common stock if the average trading price of the CODES for a 10 consecutive trading-day period was less than 98% of the average conversion value of the CODES during that period.

Sinking Fund	None.

Optional Redemption by Greater Bay Bancorp

We may not redeem the CODES prior to March 23, 2009. We may redeem some or all of the CODES on or after March 23, 2009, at the redemption prices set forth under “Description of the CODES—Optional Redemption by Greater Bay.”

Optional Repurchase Right of Holders	Holders may require us to repurchase all or a portion of their CODES on March 23, 2006, 2009, 2014 and 2019 at the following prices:

•	on March 23, 2006 at a price of $914.03 per CODES;

•	on March 23, 2009 at a price of $927.83 per CODES;

•	on March 23, 2014 at a price of $951.29 per CODES; and

•	on March 23, 2019 at a price of $975.34 per CODES

See “Description of the CODES—Purchase of CODES at the Option of Holder.”

Change in Control Repurchase Right of Holders

Upon a change in control of Greater Bay Bancorp, holders may require us, subject to certain conditions, to repurchase all or a portion of their CODES. We will pay a repurchase price equal to the issue price of such CODES plus accreted issue discount to the date of purchase. See “Description of the CODES—Repurchase at Option of Holders Upon Change in Control.”

Issue Discount

We issued our CODES at an issue price below the principal amount at maturity of the CODES. This issue discount will accrete at a rate of 0.50% per year beginning on the date of issuance of such CODES, calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, is expected to exceed the accreted issue discount.

Optional Conversion to Semi-annual Coupon Notes Upon Tax Event

From and after the occurrence of a tax event (as defined in this prospectus), at our option, cash interest instead of future issue discount will accrue on each CODES from the option exercise date at 0.50% per year on the restated principal amount (which will equal the sum of the issue price and accreted issue discount) and shall be payable semi-annually to holders of record on the related record date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event the redemption price, purchase price and change in control purchase price will be adjusted. However, the holder will continue to have the same conversion rights with respect to its CODES notwithstanding the restated principal amount.

U.S. Federal Income Tax Considerations

The CODES and the common stock issuable upon conversion of the CODES are subject to special and complex United States federal income tax rules. Holders are urged to consult their own tax advisors with respect to their own particular federal, state, local and foreign tax consequences of purchasing, owning and disposing of the CODES and common stock issuable upon conversion of the CODES. See “Risk Factors — You should consider the United States federal income tax consequences of owning CODES” and “Certain United States Federal Income Tax Considerations.”

Events of Default

If there is an event of default on the CODES, the issue price of the CODES plus the accreted issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

Form, Denomination and Registration

The CODES have been issued in fully registered form, in denominations of $1,000 principal amount at maturity and will be represented by one or more global securities, deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global securities will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See “Description of the CODES—Form, Denomination and Registration.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling shareholder of the CODES or shares of common stock offered under this prospectus. See “Use of Proceeds.”

Registration Rights	We have agreed:

•	to file a shelf registration statement with respect to the resale of the CODES and the common stock issuable upon conversion of the CODES with the Securities and Exchange Commission within 90 days after the original issuance of the CODES; and

•	to use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days after the original issuance of the CODES.

We have agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the CODES;

•	the date when the holders of the CODES and the common stock issuable upon conversion of the CODES are able to sell all these securities without restrictions pursuant to Rule 144(k) under the Securities Act; or

•	the date when all of the CODES and the common stock into which the CODES are convertible are registered under the shelf registration statement and sold in accordance with it or cease to be outstanding.

We will be required to pay additional interest to holders of CODES if we fail to comply with our agreement to register the CODES and the common stock issuable upon conversion of the CODES within the time periods specified above. See “Description of the CODES — Registration Rights.”

Absence of a Public Market for the CODES	The CODES issued in the initial private placement are eligible for trading on the PORTAL market. However, the CODES sold under this prospectus are not eligible for trading on that market.

Nasdaq National Market Symbol for our Common Stock	Our common stock is traded on Nasdaq National Market under the symbol “GBBK.”

Risk Factors

You should read the “Risk Factors” section to understand the risks associated with an investment in the CODES.

RISK FACTORS

In addition to the other information in this prospectus, including the matters addressed in “A Warning about Forward-Looking Information,” you should consider the following known material risks described below before deciding whether to invest in the CODES.

Risk Factors Relating to Greater Bay

Our Bay Area business focus and economic conditions in the Bay Area could adversely affect our operations.

Our Bay Area business focus could adversely affect our operations if economic conditions in the Bay Area deteriorated. Our operations are located in Northern California and concentrated primarily in Alameda, Contra Costa, Marin, Monterey, San Francisco, San Mateo, Santa Cruz, Santa Clara and Sonoma Counties, which includes the area known as the “Silicon Valley.” As a result of this geographic concentration, our results depend largely upon economic and business conditions in these areas. The economy in our market areas has exhibited weakness.

Many publicly and privately held technology firms have experienced a decline in their stock prices and valuations. At the same time, firms in the technology industry have experienced greater difficulty than in the past in obtaining capital and funding. The inability of such firms to obtain necessary capital and funding has adversely affected existing business and resulted in a slowdown in the growth of the technology industry. A prolonged or further decline in economic and business conditions in our market areas, particularly in the technology and real estate industries on which the Bay Area depends, could have a material impact on the quality of our loan portfolio or the demand for our products and services, which in turn may have a material adverse effect on our results of operations. A continued weakening in the national economy might further exacerbate local economic conditions. The extent of the future impact of these events on economic and business conditions cannot be predicted.

Failure to successfully execute our charter integration plan could adversely affect our performance.

On February 1, 2004, we completed the merger of our 11 bank subsidiaries into a single national bank that is regulated by the Office of the Comptroller of the Currency. Our financial performance and profitability would be affected by our ability to successfully integrate the systems of these 11 subsidiaries into a single system. Although the former bank subsidiaries currently operate on substantially identical systems and share many common back-office operations, the merger requires the integration of 11 similar but separately operated back-office systems into a single merged system. Although historically we have completed numerous system conversions, the planned system integration is the first time we will merge separate systems into one integrated platform. In addition, the merger will result in the reallocation of personnel from our holding company to the Bank. Although we have allocated considerable resources to the planning and execution of this merger and the related integration, there can be no assurance that unforeseen issues will not adversely affect us. Failure to successfully complete this integration could result in the failure to recognize anticipated operating efficiencies or loss of customers.

Risk Factors Relating to the CODES

If our subsidiaries are unable to pay dividends to us, we may not be able to make payments due on the CODES at maturity or on an earlier repurchase date.

On March 23, 2006, 2009, 2014 and 2019, and upon the occurrence of a change in control of Greater Bay, holders of CODES may require us to purchase their CODES for cash. We will also be required to make cash payments on the CODES at their maturity. However, it is possible that we will not have sufficient funds at those times to make the required purchase of the CODES, and that we will not be able to arrange financing to pay the repurchase price in cash. Our failure to repurchase the CODES would constitute an event of default under the indenture under which we will issue the CODES, which default might also constitute a default under the terms of our other indebtedness at that time.

We are a financial services holding company and almost all of our operating assets are owned by our subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Dividend payments from Greater Bay Bank are subject to regulatory limitations, generally based on current and retained earnings, imposed by the Office of the Comptroller of the Currency. Dividend payments from our subsidiary ABD are subject to restrictions under California law, generally based on retained earnings. Payment of dividends by our subsidiaries is also subject to their respective profitability, financial condition and capital expenditures and other cash flow requirements. Bank regulatory agencies have authority to prohibit Greater Bay Bank or Greater Bay from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of Greater Bay Bank or Greater Bay, could be deemed to constitute an unsafe or unsound practice.

Under the prompt corrective action provisions of the Federal Deposit Insurance Act, Greater Bay Bank is prohibited from making capital distributions, including the payment of dividends, if, after making any capital distribution, the institution would become undercapitalized as defined under the Federal Deposit Insurance Act. Payment of dividends by Greater Bay Bank also may be restricted at any time at the discretion of the OCC if it deems the payment to constitute an unsafe or unsound banking practice. As of June 30, 2004, approximately $49.1 million is available for the payment of dividends to Greater Bay from Greater Bay Bank.

In addition to regulatory restrictions on the payment of dividends, Greater Bay Bank is subject to significant restrictions imposed by federal law on any extensions of credit it makes to its affiliates and on investments in stock or other securities of its affiliates. We are considered an affiliate of Greater Bay Bank. These restrictions prevent affiliates of Greater Bay Bank, including us, from borrowing from Greater Bay Bank, unless various types of collateral secure the loans. Federal law limits the aggregate amount of loans to and investments in any single affiliate to 10% of a bank’s capital stock and surplus and also limits the aggregate amount of loans to and investments in all affiliates to 20% of a bank’s capital stock and surplus.

The CODES are unsecured and effectively subordinate to the claims of all creditors of our subsidiaries and our funds might be exhausted before any payment could be made to holders of the CODES.

As a holding company, our right to receive any distributions of assets of any subsidiary, upon that subsidiary’s liquidation or reorganization or otherwise (and thus your right to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent we are also recognized as a creditor of that subsidiary. For example, if Greater Bay Bank is liquidated or reorganized, depositors would have the right to receive payment in full from that bank before we received payment. In addition, the CODES are not secured by any of the assets of our subsidiaries. At June 30, 2004, our subsidiaries had total borrowings of approximately $724.3 million and approximately $5.3 billion of deposit liabilities.

You should consider the United States federal income tax consequences of owning CODES.

We and each holder have agreed in the indenture to treat the CODES as “contingent payment debt instruments” subject to the contingent payment debt regulations. As a result, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a CODES, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a fixed-rate, noncontingent, nonconvertible borrowing (which we have determined to be 6.45%, compounded semi-annually), even though the CODES will have a significantly lower yield to maturity. A holder will recognize taxable income significantly in excess of cash received while the CODES are outstanding. In addition, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the CODES at a gain. Holders are urged to consult their own tax advisors as to the United States federal, state and other tax consequences of acquiring, owning and disposing of the CODES and shares of common stock. See “Certain United States Federal Income Tax Considerations.”

If we increase the cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Certain U.S. Federal Income Tax Consequences”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain United States Federal Income Tax Considerations.”

This offering of CODES increased our level of indebtedness which may adversely affect our operations and our ability to execute our corporate growth strategy.

As of June 30, 2004, Greater Bay had approximately $388.1 million of senior debt outstanding including these CODES. At June 30, 2004, our subsidiaries had approximately $724.3 million of total borrowings and $5.3 billion of deposit liabilities. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we may have additional cash requirements to support the payment of any interest and principal required with respect to our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, general corporate and other purposes may be limited.

The CODES do not contain restrictive covenants, and there is limited protection in the event of a change in control.

The indenture under which the CODES were issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, will not protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the CODES upon a change in control is limited to the transactions specified in the definition of a “change in control” under “Description of the CODES—Repurchase at Option of Holders Upon Change in Control.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change in control.

Our ability to repurchase the CODES with cash upon a change in control may be limited.

In certain circumstances involving a change of control of Greater Bay, you may require us to repurchase all or a portion of your CODES to the extent set forth in this prospectus. If a change in control were to occur, we cannot assure you that, if required, we will have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the repurchase price of the CODES in cash. Our ability to repurchase the CODES in that event may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. If a change in control occurs at a time when we are prohibited from repurchasing or redeeming the CODES, our failure to repurchase the CODES would constitute an event of default under the indenture under which we will issue the CODES, which might also constitute a default under the terms of our other indebtedness at that time.

The change in control purchase feature of the CODES may make more difficult or discourage a takeover proposal.

You may require us to repurchase all or a portion of your CODES in certain circumstances involving a change in control of Greater Bay. Such a requirement may make more difficult or discourage a takeover of us because we (or our successor) may not have sufficient cash available to satisfy this repurchase obligation.

Because the CODES are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge the CODES could be limited.

The CODES are represented by one or more global securities registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”). Except in the limited circumstances described in this prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of CODES in certificated form and will not be considered “holders” of the CODES under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture. In addition, because the laws of some states require that certain persons take physical delivery in definitive form of securities that they own, you may be unable to transfer your CODES to those persons. Your ability to pledge your interest in the CODES to persons or entities that do not participate in the DTC system may also be adversely affected by the lack of a certificate.

The conditional conversion feature of the CODES could result in your receiving less than the value of the common stock into which the CODES are convertible.

The CODES are convertible into shares of our common stock only if specific conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your CODES, and you may not be able to receive the value of the common stock into which the CODES would otherwise be convertible.

The rating of the CODES may decline, which may adversely affect the market price of the CODES and our common stock.

If one or more rating agencies reduces its rating of the CODES in the future, the market price of the CODES and our common stock could be adversely affected.

An active trading market for CODES may not develop.

The CODES comprise a new issue of securities for which there is currently no public market. If the CODES are traded, they may trade at a discount from their issue price plus accrued original issue discount, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the CODES. To the extent that an active trading market does not develop, the price at which you may be able to sell the CODES, if at all, may be less than the price you pay for them in this offering.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

Discussions of certain matters contained in this prospectus and relevant prospectus supplement may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. You can generally identify forward looking statements as statements containing the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume” or other similar expressions. Our actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements. The following discussion under “Risk Factors” identifies some of the factors that might cause such a difference.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results may differ from expectations due to many factors beyond our ability to control or predict, including those described below, and in documents incorporated by reference in this prospectus. For these statements, Greater Bay claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We undertake no obligation to publicly update any forward-looking information. You are advised, however, to consult any additional disclosure we make in our periodic reports filed with the SEC. See “Where You Can Find More Information” and “Documents Incorporated by Reference.” Offers to sell securities and sales of securities are authorized only in jurisdictions where offers and sales are permitted. The information contained and incorporated by reference in this prospectus and any accompanying prospectus supplement is accurate only as of the date of this prospectus or the prospectus supplement or the date of the document incorporated by reference, as the case may be, regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public over the Internet at a World Wide Web site maintained by the SEC at http://www.sec.gov.

Greater Bay has filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information shown in the registration statement. For further information with respect to Greater Bay and the securities offered by this prospectus, you should read the registration statement and the exhibits thereto which you may inspect at the public reference facilities of the SEC, at the address shown above, or through the SEC’s Web site.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC which we may make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in listed documents and future filings that is deemed not to be filed) until all of the securities being offered are sold:

•	Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 3, 2004, including all material incorporated by reference therein (File No. 000-25034);

•	Current Reports on Form 8-K filed on January 21, 2004, January 27, 2004, February 2, 2004, March 9, 2004, March 18, 2004, March 24, 2004, April 2, 2004, April 21, 2004, July 21, 2004 and July 27, 2004 (File No. 000-25034);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004 (File No. 000-25034);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 6, 2004 (File No. 000-25034);

•	The description of the class of securities offered hereby which is contained in the Registration Statements on Form 8-A filed on November 25, 1998 and October 27, 1994, including any amendment or report filed for the purpose of updating such descriptions (File No. 000-25034).

You may request a copy of these incorporated filings without charge. You may request copies by writing or telephoning Greater Bay Bancorp, 400 Emerson Street, 3rd Floor, Palo Alto, California 94301, Attention: Corporate Secretary, telephone (650) 813-8200.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling security holders of the CODES or the shares of common stock issuable upon conversion of the CODES.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the periods specified (dollars in thousands).

	For the Six Months Ended				For the Years Ended December 31,
	June 30, 2004		June 30, 2003		2003		2002		2001		2000		1999
Income before income taxes	$80,232		$78,273		$149,020		$196,327		$106,284		$110,829		$77,762
Fixed charges:
Interest expense	43,096		60,823		109,838		160,555		199,793		165,892		110,710
Interest factor of rental expense	3,134		2,996		6,633		6,081		3,733		2,778		2,493

Fixed charges	46,230		63,819		116,471		166,636		203,526		168,670		113,203
Less: interest expense on deposits	23,457		32,578		57,684		82,747		132,655		146,269		98,588

Net fixed charges	22,773		31,241		58,787		83,889		70,871		22,401		14,615

Earnings, excluding interest on deposits from fixed charges	$103,005		$109,514		$207,807		$280,216		$177,155		$133,230		$92,377

Ratio of earnings, excluding interest on deposits, to net fixed charges(1)	4.52	x	3.51	x	3.53	x	3.34	x	2.50	x	5.95	x	6.32	x
Earnings, including interest on deposits in fixed charges	$126,462		$142,092		$265,491		$362,963		$309,810		$279,499		$190,965

Ratio of earnings, including interest on deposits, to fixed charges(2)	2.74	x	2.23	x	2.28	x	2.18	x	1.52	x	1.66	x	1.69	x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.
(2)	For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.

DESCRIPTION OF THE CODES

We issued the CODES under an indenture dated as of March 23, 2004, between us and Wilmington Trust Company, as trustee. The terms of the CODES include those provided in the indenture and those provided in the registration rights agreement dated as of March 23, 2004, between us and the initial purchaser of the CODES.

The following description is only a summary of the material provisions of the CODES, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the CODES. You may request copies of these documents at our address set forth below under “Where You Can Find More Information.”

When we refer to Greater Bay in this section, we refer only to Greater Bay Bancorp, a California corporation, and not its subsidiaries.

Brief Description of the CODES

The CODES are:

•	limited to $265,212,000 aggregate principal amount at maturity, all of which were issued on March 23, 2004;

•	general unsecured, unsubordinated obligations, and, as indebtedness of Greater Bay, are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	convertible into our common stock as described below under “Conversion Rights;”

•	redeemable at our option on or after March 23, 2009 upon the terms and at the redemption prices set forth below under “Optional Redemption by Greater Bay;”

•	subject to repurchase by us at your option upon the terms and at the repurchase prices set forth below under “Purchase of CODES at the Option of Holder” and “Repurchase at Option of Holders Upon Change in Control;”

•	due on March 23, 2024, unless earlier converted, redeemed by us at our option or repurchased by us the option of the holders of CODES.

The CODES have been offered at a discount from their principal amount at maturity. Except as described below under “Optional Conversion to Semi-annual Coupon Note Upon Tax Event,” we will not make periodic payments of interest on the CODES, other than contingent interest described below under “Contingent Interest.” Each CODES was originally issued at an issue price of $904.95 per CODES. However, issue discount will accrete on the CODES while they remain outstanding. Issue discount is the difference between the issue price and the principal amount at maturity of a CODES. Issue discount will accrete at a rate of 0.50% per annum from the date of issuance. Issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The issue date of the CODES and the commencement of accretion of issue discount was March 23, 2004.

Issue discount will cease to accrue on a CODES upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a CODES that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled.

Under the indenture, we agreed, and by acceptance of a beneficial interest in the CODES, each beneficial owner of the CODES will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the CODES as indebtedness that is subject to the regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the CODES as a contingent payment. Under the contingent payment debt regulations, even if we do not pay any cash interest (including any contingent interest) on the CODES, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes.

The rate at which the tax original issue discount will accrue will exceed the yield of 0.50% for the accreted issue discount described above. For purposes of the contingent payment debt regulations, holders will be required to treat the fair market value of any stock received upon any conversion of the CODES as a contingent payment and will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the CODES at a gain. The characterization of instruments such as the CODES and the application of such regulations are uncertain in several respects. See “Certain United States Federal Income Tax Considerations.”

The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect holders in the event of a highly leveraged transaction or a change in control of Greater Bay except to the extent described below under “Repurchase at Option of Holders Upon Change in Control.” The CODES are not subject to legal or covenant defeasance.

For information regarding conversion, registration of transfer and exchange of global CODES, see “Form, Denomination and Registration.”

Conversion Rights

Holders may convert any outstanding CODES (or portions of outstanding CODES) into our common stock at a conversion rate of 23.7582 shares per $1,000 principal amount at maturity of CODES. The conversion rate is, however, subject to adjustment as described below. We will not issue fractional shares of our common stock upon conversion of CODES. Instead, we will pay a cash adjustment based upon the closing price of our common stock on the trading day immediately preceding the conversion date. A holder may convert CODES only in denominations of $1,000 and whole multiples of $1,000.

General

Holders may surrender CODES for conversion into our common stock prior to stated maturity if any of the following conditions is satisfied:

•	during any fiscal quarter, if the sale price of our common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding fiscal quarter is more than 120% of the accreted conversion price on that 30th trading day;

•	during the five business-day period following any 10 consecutive trading-day period in which the average trading price of the CODES, as determined following a request from a holder to make a determination, for that 10 trading-day period was less than 98% of the average conversion value for the CODES during that period, subject to certain limitations;

•	during any period following the 30th day after the initial issuance of the CODES in which the credit rating assigned to the CODES by either Moody’s or Standard & Poor’s is below Ba3 and BB-, respectively, in which the credit rating assigned to the CODES is suspended or withdrawn by either rating agency or in which neither rating agency is rating the CODES or providing ratings services coverage to us;

•	if the CODES have been called for redemption; or

•	upon the occurrence of specified corporate transactions discussed below.

Conversion Upon Satisfaction of Market Price Conditions

A holder may surrender any of its CODES for conversion into our common stock during any fiscal quarter if the closing price of our common stock, for at least 20 trading days in the 30 trading-day period ending on the last day of the preceding fiscal quarter, exceeds 120% of the accreted conversion price per CODES on that 30th day. The “closing price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on the NASDAQ National Market or, if our common stock is not listed on the NASDAQ National Market, on the principal securities exchange or inter-dealer quotation system on which our common stock is then traded. The “accreted conversion price” per CODES as of any day equals the quotient of the issue price of a CODES plus the accreted issue discount for such CODES, divided by the number of shares of common stock issuable upon conversion of the CODES on that day. The conversion agent, which is Wilmington Trust Company, will, on our behalf, determine daily if the CODES are convertible as a result of the closing price of our common stock and notify us and the trustee.

A holder also may surrender any of its CODES for conversion into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the CODES for that 10 trading-day period was less than 98% of the average conversion value for the CODES during that period; provided, however, that after March 23, 2019, if on the date of any conversion pursuant to this condition, the closing sale price of our common stock is between the accreted conversion price and 120% of the accreted conversion price, the holder will receive in lieu of common stock based on the conversion rate, common stock or, at our election, cash having a value equal to the accreted value of the CODES. Notwithstanding anything to the contrary herein, the conversion agent shall have no obligation to determine the trading price of the CODES unless we have requested that it make such determination; and we have no obligation to make such request unless so requested by a holder. At such time as a written request is made by a holder, we shall instruct the conversion agent to determine the trading price per CODES beginning on the next trading day and on each successive trading day until the trading price per CODES is greater than or equal to 98% of the average conversion value for 10 consecutive trading days.

“Conversion value” is equal to the product of the closing price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each CODES is then convertible. “Average conversion value” is equal to the sum of the conversion values for each trading day in the relevant period divided by the number of trading days in the period.

The “trading price” of a CODES on any date of determination means the average of the secondary market bid quotations per CODES obtained by us or the conversion agent for $10 million principal amount at maturity of CODES at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	at least three such bids cannot reasonably be obtained by us or the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	if only one such bid can reasonably be obtained by us or the conversion agent, this one bid shall be used.

If:

•	either we or the conversion agent cannot reasonably obtain at least one bid for $10 million principal amount of the CODES from a nationally recognized securities dealer, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the CODES,

then the trading price of the CODES will equal less than 98% of (a) the then-applicable conversion rate of the CODES multiplied by (b) the closing price of our common stock on such determination date.

The conversion agent will initially be Wilmington Trust Company. We may change the conversion agent, but the conversion agent will not be our affiliate. The conversion agent will solicit bids from securities dealers that are believed by us to be willing to bid for the CODES.

Conversion Upon Credit Rating Event

A holder may surrender any of its CODES for conversion during any period commencing 30 days after the original issuance of the CODES in which (1) the credit rating assigned to the CODES by either Moody’s or Standard & Poor’s is below Ba3 or BB-, respectively, (2) the credit rating assigned to the CODES is suspended or withdrawn by either of such rating agencies or (3) neither rating agency is rating the CODES or providing ratings service coverage to us.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any CODES called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a CODES, however, the holder may not surrender that CODES for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If:

•	we distribute to all holders of our common stock certain rights entitling them to purchase common stock at less than the current market price of our common stock at the time of announcement of such distribution,

•	we distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing price of our common stock on the day preceding the declaration date for such distribution, or

•	a change in control as described under “Repurchase at Option of Holders Upon Change in Control” occurs but holders of CODES do not have the right to require us to repurchase their CODES as a result of such change in control because either (1) the closing price of our common stock for a specified period prior to such change in control exceeds a specified level or (2) because the consideration received in such change in control consists of capital stock that is freely tradeable and the CODES become convertible into that capital stock (each as more fully described under “Repurchase at Option of Holders Upon Change in Control”),

we must notify the holders of CODES at least 20 days prior to the ex-dividend date for such distribution or within 15 business days after the occurrence of the change of control, as the case may be. Once we have given such notice, holders may surrender their CODES for conversion at any time until either (a) the earlier of close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, in the case of a distribution, or (b) within 35 business days of the change in control notice, in the case of a change in control. In the case of a distribution, no adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender CODES for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a CODES into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its CODES immediately prior to the transaction. If the transaction also constitutes a “change in control,” as defined below, the holder can require us to purchase all or a portion of its CODES as described under “Repurchase at Option of Holders Upon Change in Control.”

Conversion Procedures

Except as set forth below under “Contingent Interest,” “Optional Conversion to Semi-annual Coupon Upon Tax Event” and except as may apply to selling securityholders pursuant to the registration rights agreement, on conversion of a CODES, a holder will not receive any interest. By delivering to the holder the number of shares of our common stock issuable upon conversion, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the CODES. That is, accrued but unpaid interest (including contingent interest and additional interest), if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

Holders of CODES will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of common stock in a name other than yours. Certificates representing shares of our common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

To convert interests in a global CODES, holders must deliver to The Depository Trust Company, or DTC, the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive CODES, a holder must:

•	complete the conversion notice on the back of the CODES (or a facsimile thereof);

•	deliver the completed conversion notice and the CODES to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the CODES to be converted to which you are not entitled; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The CODES will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of our common stock into which the CODES are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

Conversion Rate Adjustments

The conversion rate will not be adjusted for accreted issue discount. We will adjust the initial conversion rate for certain events, including:

(1) the issuance of shares of our common stock as a dividend or a distribution on our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution plus (b) the total number of shares constituting the dividend or distribution; and

•	the denominator of which is the number of shares of our common stock outstanding on the record date fixed for the dividend or distribution;

(2) subdivisions, splits and combinations of our common stock, in which event the conversion rate will be proportionately increased or reduced;

(3) the issuance by us of rights or warrants to all holders of our common stock entitling holders to subscribe for or purchase shares of our common stock for less than their current market price, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (b) the total number of additional shares of our common stock offered for subscription or purchase; and

•	the denominator of which is the sum of (a) the number of shares of our common stock outstanding on the record date fixed for the distribution plus (b) the total number of shares of our common stock that the aggregate offering price of the total number of shares offered for subscription or purchase would purchase at the current market price;

(4) distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (3) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the current market price of a share of our common stock; and

•	the denominator of which is (a) the current market price of a share of our common stock minus (b) the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sales prices of those securities for each of the 10 trading days commencing on and including the fifth trading day after the date on which “ex-divided trading” commences for such dividend or distribution on the NYSE, The Nasdaq National Market, or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) distributions by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on shares of our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarterly period does not exceed the greater of:

(A) the preceding quarterly cash dividend on our common stock to the extent that such quarterly dividend did not exceed the greater of the amounts under this clause (A) and the following clause (B) calculated at the time of payment, as adjusted to reflect subdivisions or combinations of our common stock after payment of such preceding quarterly dividend;

(B) 0.49% of the arithmetic average of the closing prices of our common stock during the 10 trading days immediately prior to the declaration of the dividend; and

(C) $0.135 per share, as adjusted to reflect subdivisions or combinations of our common stock;

in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which will be the current market price per share of our common stock; and

•	the denominator of which will be (a) the current market price per share of our common stock minus (b) the amount per share of such dividend increase (as determined below) or distribution.

If an adjustment is required to be made under this clause (5) as a result of a cash dividend in any quarterly period that exceeds the dividend threshold amounts, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the “dividend increase”). If an adjustment is otherwise required to be made under this clause (5), the adjustment would be based upon the full amount of the distribution; and

(6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

(A) the aggregate of cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

(B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which will be the product of (a) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (b) the current market price of a share of our common stock at such expiration time; and

•	the denominator of which will be (a) the product of (X) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (Y) the current market price of our common stock at such expiration time minus (b) the amount by which such combined amounts exceeds 10% of our market capitalization.

“Current market price” on any date means the average of the closing prices per share of common stock for the 10 consecutive trading days prior to such date. Our “market capitalization”, on any date, means the product of the closing price of our common stock multiplied by the number of shares of our common stock outstanding on such date.

If rights or warrants for which an adjustment to the conversion rate has been made expire unexercised, the conversion rate will be readjusted to take into account the actual number of such rights or warrants which were exercised.

With respect to our rights issued pursuant to our rights plan as described under “Description of Capital Stock—Series A Preferred Stock”, if holders of CODES exercising the right of conversion attaching thereto after the date the rights separate from the underlying common stock are not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock received upon conversion, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date of such separation. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided that we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward of if we have called the CODES for redemption. As a result of the quarterly dividend declared by our Board of Directors to our common stock shareholders of record on April 5, 2004, we are carrying forward an adjustment to the conversion rate which will result in a new conversion rate of 23.7644 shares per $1,000 principal amount at maturity of CODES at the time such adjustment is required to be made.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, at the effective time of the transaction the holders of the CODES may convert the CODES into the consideration they would have received if they had converted their CODES immediately prior to the reclassification, change, consolidation, combination, merger sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In the event we elect to make a distribution described under (3) or (4) of the first paragraph of this subsection “—Conversion Rate Adjustments,” which, in the case of (4), has a per share value equal to more than 5% of the closing price of our shares of common stock on the business day immediately preceding the declaration date for the distribution, we will be required to give notice to the holders of CODES at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the CODES may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a CODES to convert will be made if the holder will otherwise participate in the distribution without conversion.

In the case of any distribution described under (4) of the first paragraph of this subsection “—Conversion Rate Adjustments,” in which (1) the fair market value of such distribution applicable to one share of common stock equals or exceeds the average of the closing prices of the common stock over the 10 consecutive trading-day period ending on the record date for such distribution or (2) the average of the closing prices of the common stock over the ten consecutive trading-day period ending on the record date for such distribution exceeds the fair market value of such distribution by less than $1.00, then, in each such case, rather than being entitled to an adjustment in the conversion rate, adequate provision shall be made so that each holder of a CODES shall have the right to receive upon conversion of a CODES, in addition to shares of our common stock, the kind and amount of such distribution such holder would have received if the holder had converted its CODES immediately prior to the record date for determining the shareholders entitled to receive the distribution.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate, you may in certain circumstances be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain United States Federal Income Tax Considerations.”

To the extent permitted by law, from time to time we may increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of the increase. We may also increase the conversion rate, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate, nor will we adjust the conversion rate, if such conversion rate adjustment would require us to issue, upon conversion of the CODES, a number of shares of our common stock that would require us to obtain prior shareholder approval under the rules and regulations of the Nasdaq National Market, and, if applicable, the rules of the exchange or quotation system on which our common stock is then traded without obtaining such prior shareholder approval.

If we exercise our option to have interest instead of issue discount accrete on the CODES following a tax event, or if contingent interest or additional interest are payable, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised such option or paid such contingent interest or additional interest. If we exercise this option or pay such contingent interest or additional interest, CODES surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, unless such CODES have been called for redemption, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the CODES. Except where CODES are surrendered for conversion after a record date as described above, we will not pay interest on converted CODES on any interest payment date subsequent to the date of conversion. See “Optional Conversion to Semi-annual Coupon Note Upon Tax Event.”

Payment Upon Conversion

Upon conversion, we may choose to deliver shares of our common stock or cash in lieu of shares of our common stock, as described below.

Conversion On or Prior to Final Notice Date

In the event that we receive a holder’s notice of conversion on or prior to the date that is 20 days prior to the final maturity date of the CODES (the “final notice date”), if we choose to satisfy all of our obligation (the

“conversion obligation”) in cash, we will notify the holder through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of a holder’s notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for the shares of common stock otherwise issuable to a holder, the holder may retract the conversion notice at any time during the two business-day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash) will occur on the business day following the final day of the 10 trading-day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”), unless we elect to deliver upon conversion only shares of our common stock, in which case settlement in shares will occur as promptly as practicable after the expiration of the cash settlement notice period. Settlement amounts will be computed as follows:

•	If we elect to satisfy the conversion obligation in shares of our common stock, we will deliver to the holder a number of shares equal to (i) the principal amount at maturity of CODES to be converted divided by 1,000, multiplied by (ii) the conversion rate then in effect. In addition, we will pay cash for all fractional shares of common stock as described above.

•	If we elect to satisfy the conversion obligation in cash, we will deliver to the holder cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount at maturity of CODES to be converted divided by 1,000, multiplied by (ii) the conversion rate then in effect; and

•	the average closing price of our common stock during the cash settlement averaging period.

If a holder exercises its right to require us to purchase its CODES as described under “—Repurchase at Option of Holder” and “—Repurchase at Option of Holders Upon Change in Control,” such holder may convert its CODES as provided above only if it withdraws its purchase notice or change in control purchase notice and converts its CODES prior to the close of business on the business day immediately preceding the applicable repurchase date.

Conversion After the Final Notice Date

In the event that we receive your notice of conversion after the final notice date, and we choose to satisfy all of the conversion obligation in cash, we will notify the holder electing to convert through the trustee. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion On or Prior to Final Notice Date” except that the “cash settlement averaging period” shall be the 10 trading-day period beginning on the first trading day after the receipt of the holder’s notice of conversion. If a holder’s notice of conversion is received after the final notice date, the holder will not be allowed to retract the conversion notice. Settlement will occur on the business day following the final day of such cash settlement averaging period unless we elect to deliver upon conversion our common stock, in which case settlement in shares will occur as promptly as practicable after the second business day following receipt of the holder’s notice of conversion.

Contingent Interest

We will pay contingent interest to the holders of CODES during any six-month period commencing on March 23, 2009, if the average trading price of the CODES for the five consecutive trading days ending on the second trading day immediately preceding the beginning of the six-month period equals 120% or more of the sum of the issue price and accreted issue discount of the CODES to the day immediately preceding the relevant six-month period. See “Optional Redemption by Greater Bay” for some of these values.

The six-month periods for which contingent interest may be payable are from March 23 to September 22 and from September 23 to March 22, commencing on March 23, 2009.

The rate of contingent interest payable in respect of any six-month period will equal 0.30% of the average trading price of the CODES over the measuring period triggering the contingent interest payment. Contingent interest will be computed on the basis of the actual number of days for which contingent interest is payable in the relevant interest period, divided by 360.

Contingent interest, if any, will accrue and be payable to holders of record of CODES as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period.

Upon determination that CODES holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our Web site.

In the event contingent interest is payable, we will not pay interest accrued and unpaid on any CODES that is converted into our common stock, except under certain limited circumstances described below. If a holder of CODES converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date contingent interest (and additional interest, if any) accrued and paid on such CODES, notwithstanding the conversion of such CODES prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such CODES for conversion, it must pay us an amount equal to the contingent interest (and additional interest, if any) that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, CODES that are called by us for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we redeem CODES on a date after a record date for an interest payment but on or prior to the third business day after the corresponding contingent interest payment date, and prior to the redemption date the holder of such CODES chooses to convert such CODES, the holder will not be required to pay us, at the time it surrenders such CODES for conversion, the amount of interest on such CODES it will receive on the interest payment date.

Except as provided below, we will pay contingent interest on:

•	the global CODES to DTC in immediately available funds;

•	definitive CODES having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these CODES; and

•	definitive CODES having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these CODES.

Contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption by Greater Bay

No sinking fund is provided for the CODES. Prior to March 23, 2009, the CODES will not be redeemable at our option. Beginning on March 23, 2009, we may redeem the CODES for cash as a whole at any time, or from time to time in part. We will give not less than 20 days nor more than 60 days notice of redemption by mail to holders of CODES. CODES or portions of CODES called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

The table below shows redemption prices of a CODES on March 23, 2009, at each March 23 thereafter prior to maturity and the price at maturity on March 23, 2024. These prices reflect the issue price plus accreted issue discount to the redemption date or to maturity. The redemption price of a CODES redeemed between such dates would include an additional amount reflecting the additional discount accreted since the next preceding date in the table. In addition to the amounts indicated below, the redemption price will include accrued contingent interest and additional interest, if any.

Redemption Date	CODES Issue Price	Accreted Issue Discount	Redemption Price
March 23:
2009	$904.95	$22.88	$927.83
2010	$904.95	$27.53	$932.48
2011	$904.95	$32.19	$937.14
2012	$904.95	$36.89	$941.84
2013	$904.95	$41.60	$946.55
2014	$904.95	$46.34	$951.29
2015	$904.95	$51.10	$956.05
2016	$904.95	$55.89	$960.84
2017	$904.95	$60.70	$965.65
2018	$904.95	$65.53	$970.48
2019	$904.95	$70.39	$975.34
2020	$904.95	$75.27	$980.22
2021	$904.95	$80.18	$985.13
2022	$904.95	$85.11	$990.06
2023	$904.95	$90.07	$995.02
At stated maturity	$904.95	$95.05	$1000.00

If converted to semi-annual coupon notes following the occurrence of a tax event, the CODES will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of conversion through the conversion date. However, in no event may the CODES be redeemed prior to March 23, 2009. See “Optional Conversion to Semi-annual Coupon Note Upon Tax Event.”

If we redeem less than all of the outstanding CODES, the trustee shall select the CODES to be redeemed on a pro rata basis if permitted by the procedures of DTC, or otherwise by lot, in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder’s CODES is selected for partial redemption and the holder converts a portion of the CODES, the converted portion shall be deemed to be the portion selected for redemption.

Any notice of redemption shall include, among other things, (1) a statement regarding your right to convert the CODES, (2) the date by which the CODES called for redemption may be converted and (3) should you elect to convert your CODES that we have called for redemption (i) whether we will elect to deliver our settlement in common stock or cash and (ii) in the case we elect to satisfy our obligation in cash, the date on which the cash settlement averaging period will commence.

Repurchase of CODES at the Option of Holder

On March 23, 2006, March 23, 2009, March 23, 2014 and March 23, 2019, holders may require us to purchase any outstanding CODES for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their CODES for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day prior to the purchase date. In addition to the amounts indicated below, the purchase price will include accrued contingent interest and additional interest, if any.

The purchase price of a CODES will be:

•	$914.03 per CODES on March 23, 2006;

•	$927.83 per CODES on March 23, 2009;

•	$951.29 per CODES on March 23, 2014; and

•	$975.34 per CODES on March 23, 2019.

The purchase prices shown above are equal to the issue price plus accreted issue discount to the purchase date. If prior to a purchase date the CODES have been converted to semi-annual coupon CODES following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See “Optional Conversion to Semi-annual Coupon Note Upon Tax Event.”

We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating the procedures that holders must follow to require us to purchase their CODES as described below.

The purchase notice given by each holder electing to require us to purchase CODES shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

•	the certificate numbers of the holder’s CODES to be delivered for purchase;

•	the portion of the principal amount at maturity of CODES to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the CODES are to be purchased by us pursuant to the applicable provisions of the CODES.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the CODES being withdrawn; and

•	the principal amount at maturity, if any, of the CODES that remain subject to the purchase notice.

In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule or form under the Exchange Act.

Our obligation to pay the purchase price for a CODES for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the CODES, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the CODES to be paid promptly following the later of the purchase date or the time of delivery of the CODES.

If the paying agent holds money or securities sufficient to pay the purchase price of the CODES on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the CODES will cease to be outstanding and issue discount on such CODES will cease to accrete, whether or not the CODES is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the CODES.

Our ability to purchase CODES may be limited by the terms of our then existing borrowing agreements, applicable law, as well as our ability to obtain funds for such purchase through dividends and other payments by our subsidiaries, which are subject to regulatory restrictions.

We may not purchase any CODES at the option of holders if an event of default with respect to the CODES has occurred and is continuing, other than a default in the payment of the purchase price with respect to such CODES.

Repurchase at Option of Holders Upon Change in Control

If a change in control occurs, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s CODES in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such CODES equal to the issue price plus accreted issue discount to the purchase date. We will be required to purchase the CODES no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus as the “change in control purchase date.” The purchase price shall also include accrued contingent interest and additional interest, if any, to the change in control purchase date.

If prior to a change in control purchase date the CODES have been converted to semi-annual coupon CODES following the occurrence of a tax event, we will be required to purchase the CODES at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of CODES at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that CODES with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

•	the certificate numbers of the CODES to be delivered by the holder;

•	the portion of the principal amount at maturity of CODES to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such CODES pursuant to the applicable provisions of the CODES.

A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

•	the principal amount at maturity of the CODES being withdrawn;

•	the certificate numbers of the CODES being withdrawn; and

•	the principal amount at maturity, if any, of the CODES that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a CODES for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the CODES, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such CODES to be paid in cash promptly following the later of the change in control purchase date or the time of delivery of such CODES.

If the paying agent holds money sufficient to pay the change in control purchase price of the CODES on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, issue discount on such CODES will cease to accrete, whether or not such CODES are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the CODES.

Under the indenture, a “change in control” of Greater Bay is deemed to have occurred at such time after the original issuance of the CODES when any of the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that such person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

•	the first day on which a majority of the members of the board of directors of Greater Bay does not consist of continuing directors; or

•	the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(1) any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; and

(2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

However, a change in control will be deemed not to have occurred if:

•	the closing price per share of our common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control under the first or second bullet point above, or

•	the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control under the third bullet point above,

equals or exceeds 110% of the accreted conversion price of the CODES in effect on each such trading day; or

•	all of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a change in control consists of shares of common stock traded or to be traded immediately following such change in control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the CODES become convertible solely into such common stock (and any rights attached thereto).

“Continuing directors” means, as of any date of determination, any member of the board of directors of Greater Bay who:

•	was a member of the board of directors on March 23, 2004; or

•	was nominated for election or elected to the board of directors with the approval of two-thirds of the continuing directors who were members of the board at the time of a new director’s nomination or election.

In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule or form under the Exchange Act.

The change in control purchase feature of the CODES may in certain circumstances make more difficult or discourage a takeover of Greater Bay. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of Greater Bay by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in securities similar to the CODES.

Our ability to purchase CODES upon a change in control may be limited by the terms of our then existing borrowing agreements as well as our ability to obtain funds for such purchase through dividends and other payments by our subsidiaries, which are subject to regulatory restrictions.

We may not purchase CODES at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the CODES, other than a default in the payment of the change in control purchase price with respect to the CODES.

Optional Conversion to Semi-annual Coupon Note Upon Tax Event

From and after the date of the occurrence of a tax event, as described below, we will have the option to elect to make periodic payments of cash interest on the CODES, in lieu of accreting issue discount, at 0.50% per year on a principal amount per CODES (the “restated principal amount”) equal to the issue price plus issue discount accreted to the date of the tax event or the date on which we exercise the option described herein, whichever is later (the “option exercise date”). Except as otherwise described in this section, the other terms of the CODES will remain unchanged in all material respects.

Such interest shall accrue from the option exercise date and will be payable semi-annually on the interest payment dates of March 23 and September 23 of each year to holders of record at the close of business on March 8 or September 8 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest, the redemption price, purchase price and change in control purchase price on the CODES will be adjusted. However, there will be no change in the holder’s conversion rights.

A “tax event” means that Greater Bay shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after March 18, 2004, as a result of:

•	any amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority;

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including issue discount and contingent interest) payable on the CODES either:

•	would not be deductible on a current accrual basis; or

•	would not be deductible under any other method;

in either case, in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

The modification of the terms of CODES by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the CODES with respect to the semi-annual payments of interest due on the CODES after the option exercise date. See “Certain United States Federal Income Tax Considerations.”

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in the payment when due of the principal amount at maturity or of the redemption price or the purchase price (including the change in control purchase price);

•	default in the payment when due of any contingent interest, additional interest or, if the CODES have been converted to semi-annual coupon notes following a tax event, accrued and unpaid interest, in each case, when due and payable, and continuance of such default for a period of 30 days;

•	default in the performance of or breach of any other of our covenants or agreements in the indenture or under the CODES (other than a default specified above) following notice of such default by the trustee or the holders of 25% or more in aggregate principal amount at maturity of the CODES and such default or breach continues for a period of 60 consecutive days after receipt by Greater Bay of such notice;

•	a default under any indebtedness for money borrowed by us or any of our subsidiaries that is an insured bank subsidiary or any subsidiary with assets that exceed 10% of our consolidated assets, the aggregate outstanding principal amount of which is in an amount in excess of $25 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal at maturity amount of the CODES then outstanding, which default:

•	is caused by a failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled; and

•	certain events of bankruptcy, insolvency, receivership or reorganization with respect to us or any substantial part of our property.

If an event of default specified in the last bullet point above occurs and is continuing, then automatically the issue price plus the issue discount on the CODES, accreted through the date of such event, and any accrued and unpaid contingent interest and additional interest through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount at maturity of the CODES then outstanding may declare the issue price plus the issue discount on the CODES accreted through the date of such declaration, and any accrued and unpaid contingent interest and additional interest through such date, due and payable. Upon any such acceleration the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of CODES by appropriate judicial proceedings. Such declaration may be rescinded with the written consent of the holders of a majority in aggregate principal amount at maturity of the CODES then outstanding upon the conditions provided in the indenture.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

The indenture (including the terms and conditions of the CODES) may be modified or amended by us and the trustee, without the consent of the holder of any CODES, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of CODES;

•	surrendering any right or power conferred upon us;

•	providing for the assumption of our obligations to the holders of CODES in the case of a permitted merger, consolidation, conveyance, transfer or lease;

•	complying with the requirements of the SEC in connection with the registration of the CODES under the Securities Act and the qualification of the indenture under the Trust Indenture Act, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect; and

•	curing any ambiguity or omission, or correcting or supplementing any defective provision or inconsistency contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the CODES may also be made, and past defaults by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the CODES at the time outstanding.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each CODES so affected:

•	change the stated maturity of any CODES;

•	reduce the principal amount at maturity, issue price, redemption price or purchase price (including change in control purchase price) on any CODES;

•	change the currency of payment of such CODES or interest thereon;

•	alter the manner of calculation or rate of accrual of issue discount or interest (including contingent interest and additional interest) on any CODES or extend the time of payment of any such amount;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders, or adversely affect the conversion rights of holders of the CODES;

•	reduce the percentage in aggregate principal amount at maturity of CODES outstanding necessary to modify or amend the indenture or to waive any past default; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any CODES.

Merger and Sales of Assets

The indenture provides that Greater Bay may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person unless, among other things,

•	Greater Bay is the continuing corporation, or the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	if Greater Bay is not the surviving corporation, such person assumes all obligations of Greater Bay under the CODES and the indenture; and

•	Greater Bay or such successor is not then or immediately thereafter in default under the indenture.

The occurrence of certain of the foregoing transactions could also constitute a change in control.

Governing Law

The indenture and the CODES will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

We have entered into a registration rights agreement with the initial purchaser of the CODES for the benefit of the holders of the CODES.

When we file the shelf registration statement (of which this prospectus is a part), we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective;

•	notify each such holder of the commencement of any suspension period; and

•	take certain other actions as are required to permit unrestricted resales of the CODES and the common stock issuable upon conversion of the CODES.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification rights and obligations).

Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. A suggested form of the required notice is attached as Annex A to this prospectus. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of a CODES, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

Upon the initial sale of CODES or common stock issued upon conversion of the CODES, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as an exhibit to the indenture, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of CODES or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If,

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the CODES; or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the CODES (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described above, by the 45th or 60th day, as the case may be, or the suspension periods exceed an aggregate of 90 days in any 360-day period (each, a “registration default”), then additional interest will accrue on the CODES, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, in cash, on each March 23 and September 23 commencing on September 23, 2004, and will accrue at a rate per year equal to:

•	0.25% of the applicable amount, as described below, of a CODES to and including the 90th day following such registration default; and

•	0.50% of the applicable amount of a CODES from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.50%. The term “applicable amount” means, with respect to each $1,000 principal amount at maturity of the CODES, the sum of the initial issue price of the CODES plus accreted issue discount with respect to such CODES through the date of determination, or, if no CODES are then outstanding, such sum calculated as if such CODES were then outstanding.

If a shelf registration statement covering the resales of the CODES and common stock into which the CODES are convertible is not effective, the CODES may not be sold or otherwise transferred except in accordance with the provisions set forth under “Notice to Investors.” In addition, holders should be aware of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling: “An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

Information Concerning the Trustee

Wilmington Trust Company will serve as trustee, paying agent, conversion agent, registrar and custodian with regard to the CODES. Wells Fargo Bank, N.A. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Form, Denomination and Registration

Denomination and Registration.

The CODES are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and whole multiples of $1,000.

Global CODES: Book-Entry Form.

Except as provided below, the CODES are evidenced by one or more global CODES deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global CODES may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. Owners of beneficial interests in the CODES may hold their interests in the global CODES directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Owners may also beneficially own interests in the global CODES held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global CODES, Cede & Co. for all purposes will be considered the sole holder of the global CODES. Except as provided below, owners of beneficial interests in the global CODES:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global CODES.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global CODES to transfer the beneficial interest in the global CODES to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments, if any, on the global CODES to Cede & Co., the nominee of DTC, as the registered owner of the global CODES. None of Greater Bay, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global CODES to owners of beneficial interests in the global CODES.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global CODES, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the CODES represented by the global CODES, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in CODES represented by the global CODES held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If holders would like to convert your CODES into common stock pursuant to the terms of the CODES, the holder should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, the ability of a holder to pledge its interest in the CODES represented by global CODES to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Greater Bay nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the CODES, including, without limitation, the presentation of the CODES for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global CODES are credited and only for the principal amount of the CODES for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the CODES. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global CODES among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause CODES to be issued in definitive form in exchange for the global CODES. None of Greater Bay, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global CODES.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding CODES or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the CODES have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding CODES and paying all other sums payable under the indenture by us.

Calculations in Respect of CODES

We or our agents will be responsible for making all calculations called for under the CODES. These calculations include, but are not limited to, determination of the trading prices of the CODES and the closing prices of our common stock and amounts of contingent interest and additional interest, if any, payable on the CODES. We or our agents will make all these calculations in good faith and, absent manifest error, these calculations will be final and binding on holders of CODES. We, or our agents, will provide a schedule of these calculations to the trustee, and the trustee is entitled to rely upon the accuracy of these calculations without independent verification.

Limitations of Claims in Bankruptcy

If a bankruptcy proceeding is commenced in respect of Greater Bay, the claim of the holder of a CODES is, under Title 11 of the United States Code, limited to the issue price of the CODES plus that portion of the issue discount that has accreted from the date of issue to the commencement of the proceeding. In addition, the holders of the CODES will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

DESCRIPTION OF CAPITAL STOCK

This summary highlights information about our capital stock and associated rights and may not contain all of the information important to you. We encourage you to read our restated articles of incorporation, including the certificate of determination of the rights, preferences, privileges and restrictions of Series B preferred stock, as well as our rights agreement that creates the right to acquire shares of preferred stock upon the occurrence of certain events because they, and not this summary, define the rights of our holders. We have filed our restated articles of incorporation and rights agreement with the SEC. See “Where You Can Find Additional Information” for information on how to obtain copies of these documents and our bylaws.

General

Our restated articles of incorporation authorize us to issue two classes of stock, designated preferred stock and common stock, respectively. The number of shares of preferred stock authorized to be issued is 10,500,000 and the number of shares of common stock authorized to be issued is 160,000,000.

Common Stock

As of June 30, 2004, we had 51,177,202 issued and outstanding shares of common stock. Each of Greater Bay’s shares of common stock has the same rights, privileges and preferences as every other share, and will share equally in Greater Bay’s net assets upon liquidation or dissolution. On any matter submitted to a vote of the shareholders, holders of common stock are entitled to one vote, in person or by proxy, for each shares of common stock held of record in the shareholder’s name on the Greater Bay books as of the record date. Holders of common stock lack the right to cumulate votes for the election of directors. Greater Bay common stock has no preemptive, conversion or redemption rights, or sinking fund provisions. Neither the restated articles of incorporation nor the bylaws requires a super majority vote of shareholders for the approval of any transactions. However, the board of directors is required, by a two-thirds vote, to approve certain extraordinary transactions.

Each share of Greater Bay common stock has one share purchase right attached to it which entitles the registered holder to purchase from Greater Bay one one-hundredth of a share of Series A preferred stock at an initial purchase price of $145.00, subject to adjustment pursuant to the rights agreement dated as of November 17, 1998, between Greater Bay and Wells Fargo Bank, N.A. as successor to Norwest Bank Minnesota, N.A.

Series A Preferred Stock

On November 17, 1998, a dividend of one share purchase right for each outstanding share of common stock was declared by our board of directors and a rights agreement was executed. The rights attach to all shares of common stock issued after November 30, 1998, but before the distribution date as discussed below. The registration statement on Form 8-A that was filed on November 25, 1998 includes a rights agreement that explains the Series A preferred stock in more detail. As of March 31, 2004, no shares of Series A Preferred Stock were outstanding.

Pursuant to the rights, each registered holder of common stock has the right to purchase from us one one-hundredth of a share of Series A preferred stock. The initial purchase price of each right is $145.00 and is subject to adjustment.

The rights are attached to all common stock certificates representing shares currently outstanding and no separate certificates evidencing these rights have been distributed. We have sent a copy of a summary of rights to purchase common stock to our shareholders. The right will separate from the common stock (this is referred to as a distribution date) upon the earlier of:

•	10 days after a public announcement that an acquiring person (as defined in the rights agreement) has acquired or has the right to acquire beneficial ownership of 10% of more of the outstanding shares of common stock;

•	10 business days following commencement of, or the public announcement of an intent to make, an offer that would result in a person or group beneficially owning 10% of more of the outstanding shares of common stock; or

•	the date a person or group becomes the beneficial or record owner of 10% or more of the outstanding common stock, and the actions that the person proposes to take are likely to have a material adverse impact on our business or prospects; that person intends to cause a repurchase by us of the common stock owned by that person; that person exercises or attempts to exercise a controlling influence over Greater Bay; or that person transfers all or a portion of the common stock in a manner that results in a person owning 9.9% or more of the common stock, referred to in the rights agreements (and further defined therein) as an adverse person.

Until the distribution date, the rights will be evidenced by our common stock certificates together with a copy of the summary of rights to purchase common shares attached to the certificate and will be transferred only with the common stock certificates. Also, common stock certificates issued after November 30, 1998 contain a notation incorporating the rights agreement by reference. The surrender or transfer of any certificates for common stock outstanding even without the notation or a copy of the summary of rights to purchase common shares also constitutes the transfer of the rights represented by the certificates.

The rights are not exercisable until the distribution date and will expire on November 17, 2008, unless we extend this date or the rights are earlier redeemed by us as described below.

While each right initially will provide for the acquisition of one one-hundredth of a share of Series A preferred stock at the purchase price, the rights agreement provides that the purchase price is subject to adjustment from time to time to prevent dilution.

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock;

•	upon the grant to holders of the preferred stock of rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then current market price of the preferred stock; or

•	upon the distribution to holders of the preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in preferred stock, or of subscription rights or warrants, other than those referred to above.

If we are acquired in a merger or other business combination, or 50% or more of our consolidated assets or earnings power is sold, each holder of a right will have the right to receive, upon exercise and payment of the purchase price, common stock of the acquiring company having a value equal to twice the purchase price.

If any person becomes an acquiring person or an adverse person, each holder of a right, other than rights beneficially owned by the acquiring person or adverse person (which will become void), will then have the right to receive, upon exercise and payment of the purchase price, fractions of shares of preferred stock having a value equal to twice the purchase price.

At any time an acquiring person obtains 10% or more of our common stock and before the acquiring person obtains 50% of our common stock, we may exchange all or part of the rights for shares of our common stock at an exchange ratio of one share per right, subject to adjustment.

With limited exceptions, the rights agreement does not require adjustment to the purchase price until cumulative adjustments require an adjustment of at least 1% in the purchase price. The rights agreement also disallows the issuance of fractional shares of preferred stock, other than fractions that are integral multiples of one one-hundredths, and instead of issuing fractional shares, a cash adjustment will be made based on the market price of the preferred stock on the last trading day before the date of exercise.

At any time before a person becomes an acquiring person or an adverse person, we may redeem the rights in whole, but not in part, at a price of $0.001 per right. Immediately upon redemption of the rights, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.

We may amend the terms of the rights without the consent of the holders of the rights, including an amendment to extend the expiration date and, provided there is no acquiring person or adverse person, to extend the period during which the rights may be redeemed, except that from and after the time that any person becomes an acquiring person or an adverse person no amendment may adversely affect the rights of holders of the rights.

Until a right is exercised, the holder of a right has no rights as a shareholder of Greater Bay, including, without limitation, the right to vote or to receive dividends.

The rights may have certain anti-takeover effects. The rights agreement is designed to maximize the long-term value of Greater Bay and protect our shareholders from improper takeover tactics or from takeover bids that are not fair to all of our shareholders

Series B Preferred Stock

In connection with our acquisition of ABD, we issued 1,449,898 shares of Series B preferred stock in March 2002. Our acquisition agreement for ABD provides that we will issue additional shares of Series B preferred stock if prescribed performance goals are attained during the three full fiscal years following the acquisition. As of June 30, 2004 we had 1,823,093 issued and outstanding shares of Series B preferred stock. We may issue a substantial number of additional shares of Series B preferred stock depending on ABD’s performance through December 31, 2005.

Dividends

Holders of shares of Series B preferred stock are entitled to receive, when, as, and if declared by the Greater Bay board of directors, out of legally available funds, noncumulative cash dividends, payable quarterly, at the rate of 7.25% per annum (equivalent to $3.625 per share of Series B preferred stock per annum). Dividends on the Series B preferred stock accrue from the original issue date or the date immediately succeeding the most recent dividend payment date and are payable when as and if declared quarterly on the last day of March, June, September and December of each year (or, if such day is a nonbusiness day, on the immediately preceding business day in each year) that any shares of Series B preferred stock remain outstanding. The Series B preferred stock will not participate in dividends with Greater Bay’s common stock or Series A preferred stock. Holders of the Series B preferred stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of declared noncumulative dividends on the Series B preferred stock.

Dividends on the Series B preferred stock are noncumulative. If the board of directors of Greater Bay fails to declare a dividend payable in respect of the Series B preferred stock, then the right of the holders of Series B preferred stock to receive a dividend in respect of the dividend period ending on such payment date will be lost, and Greater Bay will have no obligation to pay a dividend in respect of such dividend period or to pay interest thereon, whether or not dividends on the Series B preferred stock are declared for any future dividend period.

No full dividends will be declared, paid or set aside for payment on the shares of any other capital stock of Greater Bay ranking junior to the Series B preferred stock (including common stock) as to dividend rights and rights of liquidation until full dividends on the Series B preferred stock are declared and paid or set aside for payment for the current dividend period. In addition, full dividends on the Series B preferred stock must be declared and paid or set apart for payment for the current dividend period before any capital stock ranking junior to or on parity with the Series B preferred stock (including common stock) may be redeemed, purchased or otherwise acquired for any consideration by Greater Bay (except by conversion into or exchange for shares of capital stock of Greater Bay ranking junior to the Series B preferred stock as to dividend rights and rights of liquidation and pursuant to any Greater Bay employee stock plan), otherwise than pursuant to pro rata offers to purchase, or a concurrent redemption of all, or a pro rata percent of the outstanding Series B preferred stock and other capital stock of Greater Bay ranking on parity with the Series B preferred stock as to dividend rights and rights of liquidation.

When dividends on the Series B preferred stock are not paid in full upon the Series B preferred stock or on any other shares ranking equal with the Series B preferred stock as to dividend rights and rights of liquidation, dividends may be declared and paid on any such preferred shares for any dividend period, but only if such dividends will be declared pro rata, so that the amount of dividends declared per share on the Series B preferred stock and any such other equally ranking shares of preferred stock will in all cases bear to each other the same ratio that the amount of unpaid dividends per share on the shares of Series B preferred stock for the then current dividend period and such equal ranking shares of preferred stock for the corresponding dividend period bear to each other.

Voting Rights

Except as described below or as otherwise required by applicable law, the holders of Series B preferred stock do not have voting rights. So long as any shares of the Series B preferred stock are outstanding, each share of Series B preferred stock is entitled to vote on all matters voted on by holders of common stock voting together as a single class with the common stock and any other shares entitled to vote on matters voted on by holders of common stock as a single class. With respect to this vote, each share of Series B preferred stock entitles the holder to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of capital stock of Greater Bay into which such share of Series B preferred stock is convertible on the record date for such vote (disregarding fractional shares). Initially, each share of Series B preferred stock is convertible into 1.67 shares of Greater Bay common stock.

So long as any shares of Series B preferred stock are outstanding, the consent or vote of the holders of at least a majority of the outstanding shares of the Series B preferred stock, voting separately as a class, in person or by proxy, is required for Greater Bay to amend, alter or repeal or otherwise change any provision of the Certificate of Determination setting forth the terms of the Series B preferred stock, except to increase the authorized number of shares of Series B preferred stock as may be necessary to carry out the provisions of the ABD acquisition agreement. In addition, the consent or vote of the holders of at least a majority of the outstanding shares of the Series B preferred stock, voting separately as a class, in person or by proxy, is required for Greater Bay to amend, alter or repeal or otherwise change any provision of its restated articles of incorporation, other than the certificate of determination for the Series B preferred stock, if such amendment, alteration or repeal would adversely affect the rights, preferences, powers or privileges of the Series B preferred stock.

For a period of three years following the issuance of the Series B preferred stock, so long as any shares of Series B preferred stock are outstanding, Greater Bay shall not, without the consent or vote of the holders of at least a majority of the outstanding shares of the Series B preferred stock, voting separately as a class, amend its restated articles of incorporation or adopt a certificate of determination to create, authorize or provide for the issuance of any capital stock with both the right to receive cumulative cash dividends and the right to convert such security into the common stock of Greater Bay, whether such security is senior to, junior to or on parity with the Series B preferred stock as to dividend rights and rights on liquidation.

Except as otherwise provided by law, so long as any shares of the Series B preferred stock are outstanding, in the event of any reorganization involving Greater Bay, including any merger or other transaction pursuant to which Greater Bay is acquired, other than a transaction for the primary purpose of affecting a change in the state of incorporation of Greater Bay that does not result in any amendments, alteration, repeal or other material and adverse change in the rights, preferences, privileges or restrictions of the Series B preferred stock or in which Greater Bay shall be the surviving or acquiring corporation or the parent party if the rights, preferences, privileges or restrictions granted to or imposed upon the Series B preferred stock remain unchanged unless an amendment is made to Greater Bay’s restated articles of incorporation which would otherwise require such approval, the holders of Series B preferred stock, except as otherwise provided by law, will be entitled to vote separately as a class with all other preferred stock entitled to vote thereon with the shares of Series B preferred stock on a reorganization.

So long as any shares of Series B preferred stock are outstanding, Greater Bay may not, without the consent or vote of the holders of at least a majority of the outstanding shares of the Series B preferred stock, voting separately as a class, in person or by proxy, consummate a merger, consolidation, or other transaction in which the shareholders of Greater Bay immediately prior to the execution of the agreement relating to the transaction will own immediately after consummation of such transaction equity securities of the acquiring or surviving entity (or parent corporation) possessing less than 50% of the voting power of the acquiring or surviving entity (a “Change in Control”), if the fair market value of Liquid Consideration (as defined below) payable or issuable upon the consummation of such transaction to the holders of Series B preferred stock (or, if greater, the fair market value of the Liquid Consideration payable or issuable upon the consummation of such transaction to the holder of the number of shares of common stock and/or any other securities that would be issuable to the holder of the Series B preferred stock if such holder converted the Series B preferred stock prior to the consummation of such transaction) is less than the Stated Value ($50.00) for each share of Series B preferred stock outstanding plus dividends accrued and unpaid for the then current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods) to the date of consummation of such transaction. “Liquid Consideration” means (i) cash and/or (ii) securities which are part of a class (or, if designated in series, a series) of securities that has been for at least 90 days prior to, and will be immediately prior to the consummation of such transaction qualified for trading on the New York Stock Exchange, The Nasdaq National Market, any other national securities exchange or their respective successors, which securities will upon issuance, be likewise qualified, and subject to no limitations or restrictions other than restrictions arising from a holder’s status as an affiliate or former affiliate of any of the parties to such transaction. The fair market value of the Liquid Consideration shall be determined as of the third trading day ending immediately prior to the consummation of such transaction. The fair market value of any securities shall be valued at the then current market price of such securities for the ten consecutive trading days ending on the third trading day immediately preceding consummation of such transaction.

So long as any shares of the Series B preferred stock are outstanding, if full dividends on the shares of Series B preferred stock or on shares of Voting Parity Stock (as defined below), if any, or the equivalent thereof, are not declared and paid for any six consecutive dividend periods, then, subject to compliance with any requirement for regulatory approval of (or non-objection to) persons serving as directors, the holders of Series B preferred stock, voting together as a class with the holders of any other series of outstanding noncumulative preferred stock of Greater Bay ranking on a parity with the Series B preferred stock as to dividends or upon liquidation, and upon which comparable voting rights as those of the Series B preferred stock have been conferred and made irrevocable (“Voting Parity Stock”), shall acquire the exclusive right to elect two directors at Greater Bay’s next annual meeting of shareholders or at a separate meeting or by written consent, and thereafter, at each subsequent annual meeting or by written consent, until such right to vote is terminated.

The right of the holders of the Series B preferred stock and Voting Parity Stock entitled to elect two directors will continue until, following the event which gave rise to such right, Greater Bay shall have resumed the payment of full dividends upon the Series B preferred stock for the equivalent of four consecutive quarterly dividend periods, at which time such right shall terminate, except as by law expressly provided, subject to revesting in the event the conditions giving rise to the election right are again triggered. Upon any such termination, the term of office of each director then in office elected by such holders voting as a class (hereinafter, “Preferred Director”) shall immediately terminate, unless otherwise required by law. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding shares of Series B preferred stock and Voting Parity Stock, voting together as a single class, at a meeting of Greater Bay’s shareholders, or of the holders of shares of Series B preferred stock and Voting Parity

Stock, called for such purpose. So long as a default in any preference dividends on the Series A preferred stock and Voting Parity Stock shall exist, (1) any vacancy in the office of a Preferred Director may be filled by a person appointed by an instrument in writing signed by the remaining Preferred Director, unless there is no remaining Preferred Director, and filed with Greater Bay and (2) in the case of the removal of any Preferred Director, or in the case that there is no remaining Preferred Director, the vacancy or vacancies may be filled by a person elected by the vote of the holders of the outstanding shares of Series B preferred stock and Voting Parity Stock, voting together as a single class without regard to series, at the same meeting at which such removal shall be voted or at any subsequent meeting. Each director appointed by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director.

In connection with any matter on which holders of the Series B preferred stock and Voting Parity Stock are entitled to vote, or any matter on which the holders of the Series B preferred stock are entitled to vote as one class or otherwise pursuant to law or the provisions of the restated articles of incorporation, each holder of Series B preferred stock is entitled, except as otherwise required by law, to one vote for each share of Series B preferred stock held by such holder.

Redemption

Except upon the occurrence of Change in Control Event, as defined below, the shares of Series B preferred stock will not be subject to redemption prior to the fifth anniversary of the consummation of the acquisition of ABD. At any time following the earlier to occur of a Change in Control Event or the fifth anniversary of the acquisition of ABD, the shares of Series B preferred stock may be redeemed, at Greater Bay’s option, in whole or from time to time in part, subject to any appropriate approvals and restrictions, at a redemption price in the amount of $50.00 per share thereof plus, in each case, dividends for the current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods), without interest (the “Redemption Price”) to the date fixed for such redemption. If fewer than all of the outstanding shares of Series B preferred stock are to be redeemed, the number of shares to be redeemed will be determined by Greater Bay’s board of directors, and such shares will be redeemed either pro rata or by lot, or by any other method at the discretion of the board of directors. Regardless of the method used, the calculation of the number of shares to be redeemed shall be based upon whole shares, so that Greater Bay will not be required to issue fractional shares or cash in lieu of fractional shares. In the event a method requiring proration is used, shares shall be rounded downward to the nearest total number of shares. A “Change in Control Event” includes the date (a) Greater Bay enters into a definitive agreement which would result in a Change in Control or (b) any person becomes the beneficial owner of securities of Greater Bay representing 50% or more of the voting power of Greater Bay.

Should Greater Bay redeem any shares of Series B preferred stock, notice of such redemption will be sent by first class mail, postage prepaid, mailed not less than 20 nor more than 60 days before the redemption date to the holders of record of such shares as their addresses appear on Greater Bay’s stock register.

From and after the date of redemption designated in the notice of redemption (i) the shares represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of shares of Series B preferred stock to be redeemed shall cease and terminate, excepting only the right to receive the Redemption Price therefor, and the right to convert such shares into shares of common stock until the close of business on the business day next preceding the date of redemption, in accordance with the Series B preferred stock’s conversion rights.

Liquidation

The amount which the holders of outstanding shares of Series B preferred stock will be entitled to receive in cash in the event of any voluntary or involuntary liquidation, dissolution or winding up of Greater Bay, out of the assets of Greater Bay legally available for such distribution to shareholders, before any, before any distribution of assets is made to the holders of the common stock or any other equity security ranking junior to the Series B preferred stock as to distributions on liquidation, dissolution and winding up, will be $50.00 per share plus an amount per share equal to any dividends accrued and unpaid for the then-current dividend period (without accumulation of accrued and unpaid dividends for prior dividend periods) to the date fixed for such liquidation, dissolution or winding up.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of Greater Bay, the amounts payable with respect to the Series B preferred stock or any equity security of Greater Bay ranking equally with the Series B preferred stock as to distributions upon liquidation, dissolution or winding up are not paid in full, the holders of the Series B preferred stock and any preferred stock ranking equally with the Series B preferred stock as to distributions upon liquidation, dissolution or winding up will share ratably in any such distribution of the assets of Greater Bay in proportion to the full respective preferential amounts to which they are entitled.

After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series B preferred stock will not be entitled to any further participation in any distribution of Greater Bay’s assets. All distributions made with respect to the Series B preferred stock in connection with such liquidation, dissolution or winding up of Greater Bay will be made pro rata to the holders entitled thereto. For purposes of determining what events give rise to liquidation rights on the part of the Series B preferred stock, neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the property or assets of Greater Bay nor the consolidation or merger of Greater Bay with or into any other entity shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of Greater Bay.

Conversion Rights

Subject to the provisions for adjustment set forth below, each share of Series B preferred stock shall be convertible at the option of the Series B Preferred shareholder into fully paid and nonassessable shares of Greater Bay common stock. The number of shares of common stock deliverable upon conversion of a share of Series B preferred stock, adjusted as hereinafter provided, is referred to herein as the “Conversion Ratio.” The Conversion Ratio shall initially be 1.67 and the conversion price shall initially be $30.00 (the initial conversion price and as subsequently adjusted is referred to herein as the “Conversion Price.”) The Conversion Ratio and the Conversion Price are subject to adjustment from time to time as described below.

Holders of Series B preferred stock wishing to convert must notify Greater Bay of the number of shares he or she wants to convert and surrender the Series B preferred stock certificates. In case any shares of Series B preferred stock are to be redeemed, the right of conversion shall cease and terminate as to the shares of Series B preferred stock to be redeemed at the close of business on the Business Day next preceding the date fixed for redemption unless Greater Bay shall default in the payment of the Redemption Price.

Upon conversion, the holder of shares of Series B preferred stock surrendered for conversion after the record date next preceding a Series B dividend payment date for the Series B preferred stock, if such dividend has been declared and such record date has been established by the board of directors, and prior to such Series B dividend payment date shall be entitled to receive an amount equal to the declared, accrued and unpaid dividend for such current dividend period prorated from the first day of such current dividend period to the date of conversion computed on the basis of a 360-day year consisting of twelve 30-day months.

Greater Bay will not issue fractional shares of common stock upon conversion of the shares of Series B preferred stock, but will instead pay a cash adjustment in an amount equal to the same fraction of the current market price per share of the common stock on the date on which the certificate or certificates for such shares were duly surrendered for conversion.

The Conversion Price and Conversion Ratio are subject to adjustment upon the occurrence of certain events, including, but not limited to, the issuance of common stock as a dividend with respect to the outstanding common stock; subdivisions, combinations or reclassifications of capital stock; or the distribution to holders of common stock generally of indebtedness, assets (including securities, but not including distributions paid in cash out of earnings) or rights or warrants to subscribe for securities of Greater Bay including rights or warrants to subscribe for shares of common stock on a dilutive basis. No adjustment of the Conversion Price or Conversion Ratio will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price or Conversion Rate, as the case may be.

In the case of any reorganization or reclassification of outstanding shares of common stock, or in case of any merger or consolidation of Greater Bay with or into another corporation, pursuant to which the outstanding shares of common stock are by operation of law converted into stock, securities, other property including cash) or a combination thereof, each share of Series B preferred stock shall be convertible into, in lieu of common stock, the consideration so received upon consummation of such transaction by the holders of common stock.

Preemptive Rights

Other than the conversion rights provided to holders of Series B preferred stock, holders of shares of Series B preferred stock do not have any preemptive rights to subscribe to stock, or other securities of Greater Bay of any class, whether now or later.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the CODES, and where noted, the common stock, as of the date hereof. The following discussion is the opinion of Manatt, Phelps & Phillips, LLP. Except where noted, this discussion deals only with a CODES held as a capital asset by a U.S. holder, and it does not deal with special situations. For example, this discussion does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the CODES as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of the CODES whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds the CODES, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the CODES, you should consult your own tax advisors as to your particular tax consequences.

No statutory, administrative or judicial authority directly addresses the treatment of the CODES or instruments similar to the CODES for U.S. federal income tax purposes. The Internal Revenue Service (the IRS) has issued a revenue ruling with respect to instruments similar to the CODES. This ruling supports certain aspects of the treatment described below. However, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

If you are considering the purchase of the CODES, you should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of CODES.

For purposes of this discussion, a U.S. holder is a beneficial owner of a CODES that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Classification of the CODES

Under the indenture governing the CODES, we and each holder of the CODES agreed, for U.S. federal income tax purposes, to treat the CODES as indebtedness that is subject to the regulations governing contingent payment debt instruments (the Contingent Debt Regulations) in the manner described below. The remainder of this discussion assumes that the CODES will be so treated and does not address any possible differing treatments of the CODES. However, the application of the Contingent Debt Regulations to instruments such as the CODES is uncertain in several respects, and no rulings have been sought from the IRS with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the CODES. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the CODES to common stock, and might recognize capital gain or loss upon a taxable disposition of its CODES. Holders should consult their tax advisors concerning the tax treatment of holding the CODES.

Accrual of Interest

Under the Contingent Debt Regulations, actual cash payments on the CODES, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the CODES;

•	require you to accrue original issue discount at the comparable yield (as described below) which will be substantially in excess of the yield to maturity of the CODES; and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the CODES.

You will be required to accrue an amount of original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the CODES that equals:

•	the product of (i) the adjusted issue price (as defined below) of the CODES as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the CODES, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the CODES.

The issue price of a CODES was the first price at which a substantial amount of the CODES was sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a CODES is its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the CODES. If you purchase a CODES at a price other than is issue price, see the discussion under “Purchasers of CODES at a Price other than the Adjusted Issue Price.”

Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the CODES. We have determined the comparable yield of the CODES based on the rate, as of the initial issue date, at which we would issue a fixed-rate, nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the CODES. Accordingly, we have determined that the comparable yield is an annual rate of 6.45% compounded semi-annually.

We are required to furnish to you the comparable yield and, solely for tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the CODES and estimates the amount and timing of contingent interest payments and payment upon maturity on the CODES taking into account the fair market value of the common stock that might be paid upon a conversion of the CODES. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Where You Can Find More Information.” By purchasing the CODES, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the CODES.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereof in respect of the CODES and do not constitute a projection or representation regarding the actual amount of the payments on a CODES.

Adjustments to Interest Accruals on the CODES

If the actual contingent payments made on the CODES differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the CODES for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year. If you receive in a taxable year actual payments with respect to the CODES for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

•	first, reduce the amount of original issue discount required to be accrued in the current year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the CODES, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

Sale, Exchange, Conversion or Redemption

Upon the sale, exchange, conversion, repurchase or redemption of a CODES, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the CODES. As a holder of a CODES, you agree that under the Contingent Debt Regulations, we will report the amount realized as including the fair market value of our stock that you receive on conversion as a contingent payment. Such gain on a CODES generally will be treated as ordinary income. Loss from the disposition of a CODES will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the CODES. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the CODES were held for greater than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Special rules apply in determining the tax basis of a CODES. Your tax basis in a CODES is generally increased by original issue discount (before taking into account any adjustments) you previously accrued on the CODES, and reduced by the projected amount of any payments previously scheduled to be made on the CODES.

Under this treatment, your adjusted tax basis in the common stock received upon conversion of a CODES will equal the then current fair market value of such common stock. Your holding period for our common stock received will commence on the day of conversion.

Given the uncertain tax treatment of instruments such as the CODES, you should contact your tax advisors concerning the tax treatment on conversion of a CODES and the ownership of the common stock.

Purchasers of CODES at a Price other than the Adjusted Issue Price

If you purchase a CODES in the secondary market for an amount that differs from the adjusted issue price of the CODES at the time of purchase, you will be required to accrue interest income on the CODES in accordance with the comparable yield even if market conditions have changed since the date of issuance. You must reasonably determine whether the difference between the purchase price for a CODES and the adjusted issue price of a CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES, a change in interest rates since the CODES were issued, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a “positive adjustment” or a “negative adjustment” to your interest inclusion. If the purchase price of a CODES is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a CODES, a negative adjustment will result.

To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the CODES. To the extent that the difference between your purchase price for the CODES and the adjusted issue price of the CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES (and not to a change in the market interest rates), you will be required to reasonably allocate that difference to the contingent payments. Adjustments allocated to the contingent payments will be taken into account when the contingent payments are made. Any negative or positive adjustment of the kind described above made by you will decrease or increase, respectively, your tax basis in the CODES.

Certain U.S. holders will receive Forms 1099-OID reporting interest accruals on their CODES. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from your purchase of a CODES in the secondary market at a price that differs from its adjusted issue price on the date of purchase. You are urged to consult your tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

Constructive Distributions

The conversion ratio of the CODES will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the CODES, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the CODES (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to non-corporate holders would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. You should consult your tax advisors concerning the tax treatment of such constructive dividends received by you.

Non-U.S. Holders

The following is a summary of the material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of CODES or shares of common stock. The term “non-U.S. holder” means a beneficial owner of a CODES or share of common stock that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the particular U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments with Respect to the CODES

The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest (including amounts taken into income under the accrual rules described above under “—U.S. Holders” and a payment of common stock pursuant to a conversion) on a CODES, provided that:

•	interest paid on the CODES is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount) on a CODES is described in Section 881(c)(3)(A) of the Code;

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “U.S. real property holding corporation”; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your CODES through certain foreign intermediaries and you satisfy the certification requirements of applicable Treasury regulations.

Special certification rules apply to holders that are pass-through entities.

If you cannot satisfy the requirements described above, payments of interest (including original issue discount) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest (including original issue discount) paid on the CODES is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest (including original issue discount) on a CODES is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax if you satisfy the certification requirement described under “Payments with Respect to the CODES”) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Payments on Common Stock and Constructive Dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see “—U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Redemption of Shares of Common Stock

Any gain realized upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you,

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a “branch profits tax” at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

The U.S. federal estate tax will not apply to CODES owned by you at the time of your death, provided that any payment to you on the CODES, including original issue discount, would be eligible for exemption from the 30% federal withholding tax under the rules described under “—Payments with Respect to the CODES” without regard to the sixth bullet point. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a U.S. holder of CODES, information reporting requirements generally will apply to all payments we make to you and the proceeds from a sale of a CODES or share of common stock made to you, unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest and dividend income.

In general, if you are a non-U.S. holder, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Payments With Respect to the CODES.” We must report annually to the IRS and to each non-U.S. holder the amount of interest and dividends paid to such holder and the tax withheld with respect to such interest and dividends, regardless of whether withholding was required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In addition, if you are a non-U.S. holder, payments of the proceeds of a sale of a CODES or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries are subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Tax Event

The modification of the terms of the CODES by us upon a tax event could possibly alter the timing of income recognition by the holders with respect to the payments of interest due after the option exercise date.

SELLING SECURITYHOLDERS

The CODES were originally issued by us and sold by Lehman Brothers Inc. (the “Initial Purchaser”) in a transaction exempt from the registration requirements of the Securities Act to persons by the Initial Purchaser reasonably believed to be qualified institutional buyers as that term is defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the CODES listed below and the shares of common stock issued upon purchase by us, or conversion, of such CODES. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees and donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests, provided those interests still are “restricted securities” as defined in the Registration Rights Agreement.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of CODES that each selling securityholder listed below may offer pursuant to this prospectus and the number of shares of common stock into which such CODES are convertible. Only those selling securityholders listed below or their assignees, transferees, successors and others who later hold any of the selling securityholders’ interests, or the selling securityholders pledgees or donees (each of which intends to sell a principal amount of CODES that are convertible into 500 or fewer shares of common stock or to sell 500 or fewer shares of common stock into which the CODES are convertible) may offer and sell the CODES or the common stock into which such CODES are convertible pursuant to this prospectus. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock. In addition, except as set forth below, to the best of our knowledge, none of the selling securityholders beneficially owns any shares of our common stock.

We have prepared the table below based on information the selling securityholders have given to us on or prior to August     , 2004. However, the selling securityholders may offer for sale pursuant to this prospectus from time to time any or all of the CODES or shares of common stock listed below. Accordingly, no estimate can be given as to the amounts of CODES or shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their CODES since the date of which the information in the table is presented.

Information about the selling securityholders may change over time. Changes in information may be set forth in prospectus supplements. From time to time, additional information concerning ownership of the CODES and shares of common stock may rest with certain holders thereof not named in the table below and of whom we are unaware. We will file a post-effective amendment to add new selling securityholders not named herein.

Name	Aggregate principal Amount at Maturity of CODES that may be sold	Percentage of CODES outstanding	Number of Shares of Common Stock that may be sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Amaranth LLC(3)(19)	$32,500,000	12.3%	772,141	1.5%

Amerisure Mutual Insurance Co.(4)	$650,000	*	15,442	*

Aviva Life Insurance Co. (A078)(5)	$250,000	*	5,939	*

Aviva Life Insurance Co. (A085)(5)	$1,600,000	*	38,013	*

Commerzbank AG(6)(22)	$5,000,000	1.9%	118,791	*

Context Convertible Arbitrage Fund, LP(7)	$3,300,000	1.2%	78,402	*

Context Convertible Arbitrage Offshore, LTD(7)	$6,600,000	2.5%	156,804	*

DBAG London(8)(21)	$522,000	*	12,401	*

Deutsche Bank Securities Inc.(21)(22)	$1,000,000	*	23,758	*

DKR SoundShore Oasis Holding Fund Ltd.(9)	$3,142,000	1.2%	74,648	*

DKR SoundShore Strategic Holding Fund Ltd.(10)	$1,858,000	*	44,142	*

Good Steward Fund, Ltd.(11)	$650,000	*	15,442	*

Highbridge International LLC(12)(22)	$13,500,000	5.1%	320,735	*

Innovest Finanzdienstle(4)	$1,800,000	*	42,764	*

JMG Capital Partners, LP(13)	$6,000,000	2.3%	142,549	*

JMG Triton Offshore Fund, Ltd.(14)	$6,000,000	2.3%	142,549	*

KBC Financial Products USA, Inc.(15)(22)	$1,650,000	*	39,201	*

Lehman Brothers Inc.(16)(22)	$22,700,000	8.6%	539,311	1.1%

Lyxor/Context Fund LTD(7)(22)	$1,200,000	*	28,509	*

Mellon HBV Master Convertible Arbitrage Fund LP(17)(22)	$768,000	*	18,246	*

Mellon HBV Master Leveraged Multi-Strategy Fund LP(17)(22)	$174,000	*	4,133	*

Mellon HBV Master Multi-Strategy Fund LP(17)(22)	$768,000	*	18,246	*

Mint Master Fund LTD(17)	$290,000	*	6,889	*

National Bank of Canada(7)(22)	$1,000,000	*	23,758	*

Nicholas Applegate Capital Management U.S. Investment Grade Convertible Mutual Fund(4)	$25,000	*	593	*

Nomura Securities International, Inc.(18)(22)	$22,500,000	8.5%	534,559	1.1%

O’Connor Global Convertible Bond Master Ltd(21)	$1,000,000	*	23,758	*

Royal Bank of Canada (Norshield)(7)(22)	$600,000	*	14,254	*

Sagamore Hill Hub Fund, Ltd.(19)	$25,000,000	9.4%	593,955	1.2%

Triborough Partners LLC(20)	$2,355,000	*	55,950	*

Triborough Partners International Ltd.(20)	$4,495,000	1.7%	106,793	*

UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.(21)	$9,250,000	3.5%	219,763	*

UBS O’Connor LLC f/b/o O’Connor Global Convertible Portfolio(21)	$750,000	*	17,818	*

Univest Convertible Arbitrage Fund II, LTD (Norshield)(7)	$400,000	*	9,503	*

All other holders of CODES or future pledgees, donees, transferees or successors of any such holders(23)(24)	$85,915,000	32.4%	2,041,185	4.0%

Total	$265,212,000	100%

*	Less than one percent.
(1)	Assumes conversion of all of the holder’s CODES at a conversion rate of 23.7582 shares of common stock per $1,000 principal amount at maturity of the CODES. This conversion rate is subject to adjustment, however, as described under “Description of the CODES—Conversion Rights”. As a result, the number of shares of common stock issuable upon conversion of the CODES may increase or decrease in the future. As described in “Description of CODES—Conversion Rights,” we are carrying forward an adjustment which will result in a conversion rate of 23.7644 per $1,000 principal amount at maturity of CODES.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 51,177,202 shares of common stock outstanding as of June 30, 2004. In calculating this amount for each holder, the number of shares of common stock issuable upon conversion of all of that holder’s CODES are treated as outstanding, but no other holder’s CODES are assumed to have been converted.
(3)	Amaranth Advisors L.L.C., the Trading Advisor for Amaranth LLC, exercises dispositive powers with respect to the CODES, and the voting and/or dispositive powers with respect to the common stock underlying the CODES. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of Amaranth LLC, the selling securityholder.
(4)	Selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. The proxy committee of Nicholas-Applegate sets policies on the voting of all clients’ securities.
(5)	David Clott of Morley Fund Management International has investment or voting power over these securities.
(6)	This selling securityholder is publicly traded on Germany’s Xetra Exchange.
(7)	Michael Rosen and William Fertig have shared investment or voting power over these securities.
(8)	Da Azzi has voting or investment control over these securities.
(9)	DKR Capital Partners L.P. (“DKR”) is a registered investment advisor with the SEC and as such, serves as the managing general partner to DKR Oasis Management Company L.P., the investment manager to DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”). DKR has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR. As such, DKR and certain portfolio managers have shared dispositive and voting power over the securities. DKR Oasis Management Company L.P. acts as the portfolio manager to the Fund. Seth Fischer has trading authority over the Fund.
(10)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the SEC and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”.) DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Howard Fischer is the portfolio manager for these securities.
(11)	Paul Berkman and Company LLC acts as the portfolio manager for Good Steward Fund, Ltd. Paul Berkman has investment or voting power over these securities.
(12)	Glenn Dubin and Henry Swiecq, principals of Highbridge Capital Corp, the trading advisor to Highbridge International LLC have shared voting and investment power over the securities.
(13)	JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment advisor registered with the SEC. The Manager has voting and dispositive power of JMG Partners’ investments, including the notes and the underlying common stock. The equity interests of the Manager are owned by JMG Capital Management, Inc., a Delaware corporation (“JMG Capital”). Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.
(14)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”). The Manager is an investment advisor registered with the SEC and has voting and dispositive power over the Fund’s investments, including the notes and the underlying common stock. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.
(15)	KBC Financial Products USA Inc. is an indirect wholly-owned subsidiary of KBC Bank N.Y., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.
(16)	This securityholder acted as the initial purchaser of the CODES due 2004 described herein and co-initial purchaser of the Company’s CODES due 2022 issued by the Company on April 24, 2002.
(17)	Stuart Dubson, Portfolio Manager has investment or voting power over these securities.

(18)	In addition to the notes held by this particular holder, as of May 4, 2004, it was the beneficial owner of 14,401 shares of our common stock, CUSIP 391648102.
(19)	Sagamore Hill Capital Management, L.P. acts as the investment manger for Sagamore Hill Hub Fund Ltd. with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. Steven H. Bloom is the manager of the general partner of Sagamore Hill Capital Management, L.P. Messr. Bloom and Sagamore Hill Capital Management, L.P. disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein. The information set forth in the table relating to Sagamore Hill Hub Fund Ltd. is as of June 1, 2004.
(20)	Paul Berkman has investment or voting power over these securities.
(21)	This selling securityholder is a wholly-owned subsidiary of UBS AG, a Switzerland corporation, which is a publicly traded entity.
(22)	This selling securityholder is a registered broker-dealer or affiliate of a registered broker-dealer, as indicated below.
(23)	Information about additional selling securityholders will be set forth in post-effective amendments, as required.
(24)	Assumes that any other holders of CODES, or any future pledgees or donees, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the CODES at the initial conversion rate.

Selling securityholders that are also broker-dealers will be deemed to be “underwriters” within the meaning of that term under the Securities Act. We have been advised that none of the selling securityholders identified herein are broker-dealers except for Deutsche Bank Securities, Inc., KBC Financial Products USA, Inc., Lehman Brothers Inc. and Nomura Securities International, Inc. Other than Lehman Brothers, Inc. which was the initial purchaser of the CODES, these securityholders did not purchase the CODES directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. None of these broker-dealers has the right to designate or nominate a member or members of our Board of Directors. We have also been advised that, with respect to any selling securityholders identified herein who are affiliates of broker-dealers, (1) the selling holder purchased the CODES in the ordinary course of business and (2) at the time of the purchase of the CODES to be resold, the selling holder had no agreements or understandings, directly or indirectly, with any person to distribute the CODES or the underlying common stock.

PLAN OF DISTRIBUTION

We are registering the CODES and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the CODES and the shares of common stock covered by this prospectus.

We will not receive any of the proceeds from the selling securityholders’ offers of CODES or the shares of common stock. The selling securityholders have advised us that the selling securityholders may sell all or a portion of the CODES and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the CODES and shares of common stock for whom they may act as agent.

The CODES and the shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the CODES or shares of common stock offered by them hereby will be the purchase price of the CODES or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the CODES or shares of common stock may be listed or quoted at the time of sale, including The Nasdaq National Market in the case of the shares of common stock;

•	in the over-the counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through any other legally available means.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the CODES and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the CODES and shares of common stock in the course of hedging their positions. The selling securityholders may also sell the CODES and shares of common stock short and deliver CODES and shares of common stock to close out short positions, or loan or pledge CODES and shares of common stock to broker-dealers that in turn may sell the CODES and shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the CODES and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the CODES and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the CODES and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The outstanding shares of common stock are listed for trading on The Nasdaq National Market. The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the CODES or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the CODES or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

The CODES were issued and sold in March 2004 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder and their respective directors, officers, partners and control persons, and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the registration statement to which this prospectus relates and each person, if any, who controls Greater Bay within the meaning of Section 15 of the Securities Act, against specified liabilities arising under the Securities Act. The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the CODES and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the CODES and the underlying shares of common stock to engage in market-making activities with respect to the particular CODES and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the CODES and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the CODES and the underlying shares of common stock.

We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of:

•	two years after the last date of original issuance of any of the CODES;

•	the date when the holders of the CODES and the common stock issuable upon conversion of the CODES are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; or

•	the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder.

When we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of the CODES and the common stock covered by this prospectus through a block trade, special offering, exchange distribution or secondary distribution or purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, or, if required, a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing (a) the name of each such selling securityholder and of the participating broker-dealer or dealers, (b) the principal amount of the CODES and the number of shares of common stock involved, (c) the price at which the CODES and the common stock were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer or dealers, if applicable, (e) that such broker-dealer or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (f) other facts material to the transaction. In addition, when we are notified by a selling securityholder that a donee or pledgee intends to sell a principal amount of CODES that are convertible into more than 500 shares of common stock or that a donee or pledgee intends to sell more than 500 shares of common stock into which such CODES are convertible, we will file a supplement to this prospectus.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of CODES and shares of common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

The validity of the CODES and the common stock offered hereunder by Greater Bay has been passed upon by Linda M. Iannone, Esq., general counsel of Greater Bay. Ms. Iannone holds shares of common stock and options to purchase shares of common stock of Greater Bay.

EXPERTS

The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ANNEX A

NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

Greater Bay Bancorp

400 Emerson Street, Third Floor

Palo Alto, CA 94301

Attention: General Counsel

Re: Greater Bay Bancorp (the “Issuer”)

        Zero Coupon Senior Convertible Contingent Debt Securities

        (CODES) due 2024 (the “CODES”)

Dear Sirs:

Please be advised that             intends to transfer $             aggregate principal amount of the above-referenced CODES or             shares of the Issuer’s common stock, issued on conversion of the CODES, pursuant to the Registration Statement on Form S-3 (File No.                -                 ) filed by the Issuer.

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, will be satisfied with respect to the transfer described above and that the above-named beneficial owner of the CODES or common stock is named as a selling securityholder in the Prospectus dated                     , 2004 or in amendments or supplements thereto, and that the aggregate principal amount of the CODES or number of shares of Common Stock transferred are [a portion of] the CODES or common stock listed in such Prospectus as amended or supplemented opposite such owner’s name.

Name:
Title:
Date:

A-1

$265,212,000

Zero Coupon Convertible Contingent

Debt SecuritiesSM (CODESSM) due 2024

PROSPECTUS

September 10, 2004